Exhibit 99.1
NYSE: MNSO HKEX: 9896 MINISO Group Holding Limited (A company incorporated in the Cayman Islands with limited liability) Interim Report 2023 中期報告 INTERIM REPORT 2023

Company information 2 Financial performance highlights 4 Business review and outlook 6 Management discussion and analysis 14 Corporate governance 20 Other information 23 Unaudited consolidated statement of profit or loss 33 Unaudited consolidated statement of profit or loss and other comprehensive income 34 Unaudited consolidated statement of financial position 35 Unaudited consolidated statement of changes in equity 37 Unaudited consolidated statement of cash flows 39 Notes to the unaudited interim financial report 41 Review report 70 Definitions 71 Contents

MINISO ˘ INTERIM REPORT 2023 Company information 2 DIRECTORS Executive Directors Mr. YE Guofu (葉國富) (Chairman and Chief Executive Officer) Mr. LI Minxin (李敏信) Independent Non-Executive Directors Ms. XU Lili (徐黎黎) Mr. ZHU Yonghua (朱擁華) Mr. WANG Yongping (王永平) AUDIT COMMITTEE Ms. XU Lili (徐黎黎) (Chairperson) Mr. ZHU Yonghua (朱擁華) Mr. WANG Yongping (王永平) COMPENSATION COMMITTEE Mr. ZHU Yonghua (朱擁華) (Chairperson) Ms. XU Lili (徐黎黎) Mr. WANG Yongping (王永平) Mr. YE Guofu (葉國富) NOMINATING AND CORPORATE GOVERNANCE COMMITTEE Mr. WANG Yongping (王永平) (Chairperson) Ms. XU Lili (徐黎黎) Mr. ZHU Yonghua (朱擁華) Mr. YE Guofu (葉國富) JOINT COMPANY SECRETARIES Mr. ZHANG Jingjing (張靖京) Ms. WONG Hoi Ting (黃凱婷) AUTHORISED REPRESENTATIVES Mr. YE Guofu (葉國富) (appointed with effect from January 31, 2023) Ms. WONG Hoi Ting (黃凱婷) HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN CHINA 8/F, M Plaza No. 109, Pazhou Avenue Haizhu District, Guangzhou 510000 Guangdong Province China PRINCIPAL PLACE OF BUSINESS IN HONG KONG 31/F, Tower Two, Times Square 1 Matheson Street Causeway Bay Hong Kong REGISTERED OFFICE Maples Corporate Services Limited PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands AUDITOR KPMG Certified Public Accountants Public Interest Entity Auditor registered in accordance with the Accounting and Financial Reporting Council Ordinance 8th Floor, Prince’s Building 10 Chater Road Central Hong Kong HONG KONG SHARE REGISTRAR Computershare Hong Kong Investor Services Limited Shops 1712-1716, 17th Floor Hopewell Centre 183 Queen’s Road East Wan Chai Hong Kong PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE Maples Fund Services (Cayman) Limited PO Box 1093 Boundary Hall, Cricket Square Grand Cayman, KY1-1102 Cayman Islands

INTERIM REPORT 2023 ˘ MINISO 3 Company information PRINCIPAL BANKS Citibank N.A. China Citic Bank Corporation Limited Agricultural Bank of China Limited China Construction Bank Corporation HONG KONG STOCK CODE 9896 NYSE SYMBOL MNSO COMPANY WEBSITE https://ir.miniso.com

MINISO ˘ INTERIM REPORT 2023 Financial Performance Highlights 4 For the Six Months Ended December 31, 2022 2021 Change (%) (Unaudited) (Unaudited) (RMB in thousands, except percentages) Revenue 5,266,878 5,426,908 (2.9)% Gross profit 1,985,660 1,591,342 24.8% Operating profit 957,070 468,947 104.1% Profit before taxation 1,005,409 469,956 113.9% Profit for the period 763,911 338,618 125.6% Profit for the period attributable to: – Equity shareholders of the Company 764,090 336,779 126.9% – Non-controlling interests (179) 1,839 (109.7)% Earnings per share – Basic (RMB) 0.61 0.28 117.9% – Diluted (RMB) 0.61 0.28 117.9% Adjusted net profit, a non-IFRS measure 790,491 389,018 103.2% Adjusted net earnings per share, a non-IFRS measure – Basic (RMB) 0.64 0.32 100.0% – Diluted (RMB) 0.63 0.32 96.9% Non-IFRS Financial Measures In evaluating our business, we consider and use non-IFRS measures, such as adjusted net profit and adjusted basic and diluted net earnings per share, as supplemental measures to review and assess our operating performance. The presentation of the non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define adjusted net profit, a non-IFRS measure, as profit excluding equity-settled share-based payment expenses. We define adjusted basic net earnings per share, a non-IFRS measure, as dividing the adjusted net profit attributable to the equity shareholders of the Company by the weighted-average number of ordinary shares outstanding. We define adjusted diluted net earnings per share, a non-IFRS measure, as dividing the adjusted net profit attributable to the equity shareholders of the Company by the weighted average number of ordinary shares outstanding assuming conversion of all potential dilutive ordinary shares. We present the non-IFRS financial measures because they are used by our management to evaluate our operating performance and formulate business plans. The non-IFRS financial measures enable our management to assess our operating results without considering the impacts of the aforementioned non-cash and other adjustment items. Accordingly, we believe that the use of the non-IFRS financial measures provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and the Board.

INTERIM REPORT 2023 ˘ MINISO 5 Financial Performance Highlights The non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. The non-IFRS financial measures have limitations as an analytical tool. One of the key limitations of using adjusted net profit, a non-IFRS measure, is that it does not reflect all items of income and expense that affect our operations. Further, the non-IFRS measures may differ from similar non-IFRS measures used by other companies, including peer companies, and therefore the comparability may be limited. The non-IFRS financial measures should not be considered in isolation or construed as an alternative to profit, basic and diluted earnings per share or any other measure of performance. Investors are encouraged to review our historical non-IFRS financial measures in light of the most directly comparable IFRS measures, as shown below. The non-IFRS financial measures presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure. The following table reconciles our adjusted net profit, a non-IFRS measure, for the six months ended December 31, 2021 and 2022 to the most directly comparable financial measure calculated and presented in accordance with IFRS, which is profit for the period. For the Six Months Ended December 31, 2022 2021 (Unaudited) (Unaudited) (RMB in thousands) Profit for the period 763,911 338,618 Add back: Equity-settled share-based payment expenses 26,580 50,400 Adjusted net profit, a non-IFRS measure 790,491 389,018

6 MINISO INTERIM REPORT 2023

Business Review and Outlook

BUSINESS REVIEW FOR THE REPORTING PERIOD

We are a global value retailer offering a variety of design-led lifestyle products. Within ten years since we opened our first store in China in 2013, we have successfully incubated two brands – MINISO and TOP TOY. We have built our flagship brand "MINISO" as a globally recognized retail brand and established a store network worldwide. Our flagship brand "MINISO" offers a frequently-refreshed assortment of lifestyle products covering diverse consumer needs, and consumers are attracted to our products' trendiness, creativeness, high quality and affordability.

For the six months ended December 31, 2022, the aggregate GMV of products sold through our MINISO network reached approximately RMB9.9 billion. TOP TOY brand achieved a GMV of RMB314.2 million in the same period in multi-channels.

Brands and Products

For the six months ended December 31, 2022, we launched an average of over 560 SKUs under the "MINISO" brand per month, and we offered consumers a wide selection of over 7,600 core SKUs, the vast majority of which are under the "MINISO" brand. Our MINISO product offering spans across 11 major categories, including home decor, small electronics, textile, accessories, beauty tools, toys, cosmetics, personal care, snacks, fragrance and perfumes, stationery and gifts.

Under the TOP TOY brand, we offered over 3,800 SKUs as of December 31, 2022 across 8 major categories, including blind boxes, toy bricks, model figures, model kits, collectible dolls, Ichiban Kuji, sculptures, and other popular toys.

As of December 31, 2022, we have established co-branding relationships with IP licensors owning 82 popular brands. We also co-developed new IPs with talented independent artists into popular IP products. As of December 31, 2022, we had co-developed over 300 IP products under our TOP TOY brand with 20 IP licensors.

Store Network

As of December 31, 2022, we served consumers primarily through a network of over 5,400 MINISO stores, including over 3,300 MINISO stores in China and over 2,100 MINISO stores overseas. The following table shows the number of MINISO stores in China and overseas as of the dates presented:

	As of December 31,	
	2022	2021
Number of MINISO stores		
China	**3,325**	3,168
Directly operated stores	**16**	5
Stores operated under MINISO Retail Partner model	**3,290**	3,146
Stores operated under distributor model	**19**	17
Overseas	**2,115**	1,877
Directly operated stores	**153**	136
Stores operated under MINISO Retail Partner model	**246**	203
Stores operated under distributor model	**1,716**	1,538
Total	**5,440**	5,045

INTERIM REPORT 2023 · MINISO 7

Business Review and Outlook

We have also expanded our TOP TOY store network in China. As of December 31, 2022, we had a total of 117 TOP TOY stores, all of which were located in China. We also had a small number of roboshops selling our TOP TOY products as of December 31, 2022.

	As of December 31, 2022	2021
Number of TOP TOY stores		
Directly operated stores	**8**	5
Stores operated under MINISO Retail Partner model	**109**	84
Total	**117**	89

Store Operations in China

As of December 31, 2022, apart from 16 directly operated MINISO stores and 8 directly operated TOP TOY stores, substantially all of our other MINISO and TOP TOY stores in China were operated under our MINISO Retail Partner model. The following table shows the aggregate numbers of MINISO stores in China for the periods indicated:

	As of December 31, 2022	2021
Directly operated stores		
Number of stores at the beginning of the period	**14**	5
Number of new stores opened during the period	**5**	1
Number of closed stores during the period[(1)]	**3**	1
Net increase in number of stores during the period	**2**	–
Number of stores at the end of the period	**16**	5
Stores operated under MINISO Retail Partner model		
Number of stores at the beginning of the period	**3,195**	2,919
Number of new stores opened during the period	**213**	348
Number of closed stores during the period[(1)]	**118**	121
Net increase in number of stores during the period	**95**	227
Number of stores at the end of the period	**3,290**	3,146
Stores operated under distributor model		
Number of stores at the beginning of the period	**17**	15
Number of new stores opened during the period	**2**	2
Number of closed stores during the period	**–**	–
Net increase in number of stores during the period	**2**	2
Number of stores at the end of the period	**19**	17

Note:

(1) The closure of MINISO stores was due to various reasons, such as expiration of store leases, increases in store rental, changes in the layout of shopping malls where the stores were located, unprofitableness of certain stores, and closure by MINISO Retail Partners for other considerations, as applicable.

8 MINISO INTERIM REPORT 2023

Business Review and Outlook

Our ability to penetrate into various tiers of cities is evidenced by our proven track record of successfully penetrating into various lower-tier cities in China despite our previous experience operating in mostly high-tier Chinese cities. The following table shows the aggregate numbers of MINISO stores in China by city-tiers for the periods indicated:

	As of December 31, 2022	2021
Number of MINISO stores in China		
First-tier cities	**453**	472
Second-tier cities	**1,395**	1,389
Third- or lower-tier cities	**1,477**	1,307
Total	**3,325**	3,168

The MINISO Retail Partner model represents a mutually beneficial relationship between us and the MINISO Retail Partners, where we achieve rapid store network expansion with consistent brand image and consumer experience in an asset-light manner, and our MINISO Retail Partners attain attractive investment opportunities. Our MINISO Retail Partners are also motivated to maintain a loyal relationship with us. As of December 31, 2022, 507 of our 981 MINISO Retail Partners had invested in MINISO stores for over three years.

We plan to focus on establishing and reinforcing the recognition of the TOP TOY brand and expanding our TOP TOY store network in first- and second-tier cities in China in the near future while also expanding into lower-tier cities. For expansion of our MINISO store network in China, our efforts will be focused on penetration into lower-tier cities as we have established a strong presence in more developed cities.

The following table shows the number of our MINISO Retail Partners in China for the periods indicated. We only had one distributor for the MINISO brand in Tibet in China during the six months ended December 31, 2022. As of the date of this interim report, there has been no conversion of our collaboration partners in China from a MINISO Retail Partner to a distributor, or vice versa.

	As of December 31, 2022	2021
Number of MINISO Retail Partners at the beginning of the period(1)	**921**	821
Number of new MINISO Retail Partners during the period(2)	**159**	97
Number of terminated MINISO Retail Partners during the period(3)	**82**	47
Net increase in number of MINISO Retail Partners during the period(2)	**77**	50
Number of MINISO Retail Partners at the end of the period(1)	**998**	871

Notes:

(1) Number of MINISO Retail Partners at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us at that date.

(2) We added 97 and 159 new MINISO Retail Partners for the six months ended December 31, 2021 and 2022, respectively. The increase in the number of new MINISO Retail Partners for the six months ended December 31, 2022 was mainly due to our store expansion strategy into lower-tier cities in China, which demands us to cooperate with many more long-tail MINISO Retail Partners with local resources for store expansion purposes.

(3) The number of terminated MINISO Retail Partners increased to 82 for the six months ended December 31, 2022 from 47 in the previous corresponding period, primarily due to an increase in the number of terminated long-tail MINISO Retail Partners.

INTERIM REPORT 2023 MINISO 9

Business Review and Outlook

Our TOP TOY stores are operated under the MINISO Retail Partner Model as well. Among the MINISO Retail Partners shown in the table above, we had 11 and 17 MINISO Retail Partners operating TOP TOY stores as of December 31, 2021 and 2022, respectively.

Overseas Store Operations

We have adopted flexible store operation models, including direct operation, MINISO Retail Partner model and the distributor model as we expand our global footprints, depending on the growth potential, local regulation and other factors in the markets. In consideration of the evolving local regulatory requirements, market conditions and their operational needs, our overseas franchisees may sometimes convert from a MINISO Retail Partner to a distributor, or vice versa.

As of December 31, 2022, in international markets, there were over 150 stores directly operated by us and over 1,900 MINISO Retail Partner stores and stores operated under the distributor model. As of the date of this interim report, to our knowledge, except for one distributor that is controlled by Mr. Ye and another distributor which has a minority shareholding in one of our subsidiaries, all of our overseas MINISO Retail Partners and distributors are Independent Third Parties. For the six months ended December 31, 2022, the respective transaction amount with these two distributors accounted for insignificant percentages of our total revenue. The following table shows the aggregate numbers of MINISO stores in overseas markets for the periods indicated:

	As of December 31,	
	2022	2021
Directly operated stores		
Number of stores at the beginning of the period	**133**	127
Number of new stores opened during the period	**39**	20
Number of closed stores during the period[1]	**19**	11
Net increase in number of stores during the period	**20**	9
Number of stores at the end of the period	**153**	136
Stores operated under MINISO Retail Partner model		
Number of stores at the beginning of the period	**208**	195
Number of new stores opened during the period	**45**	10
Number of closed stores during the period[1]	**7**	2
Net increase in number of stores during the period	**38**	8
Number of stores at the end of the period	**246**	203
Stores operated under distributor model		
Number of stores at the beginning of the period	**1,632**	1,488
Number of new stores opened during the period	**156**	127
Number of closed stores during the period[1]	**72**	77
Net increase in number of stores during the period	**84**	50
Number of stores at the end of the period	**1,716**	1,538

Note:

(1) The closure of MINISO stores was due to various reasons, such as expiration of store leases, increases in store rental, changes in the layout of shopping malls where the stores were located, unprofitableness of certain stores, and closure by MINISO Retail Partners or distributors for other considerations, as applicable.

MINISO ˘ 10 INTERIM REPORT 2023 Business Review and Outlook In the majority of international markets, we expand our store network by collaborating with local distributors with abundant local resources and retail experiences. The following table shows the number of our distributors in overseas markets for the periods indicated: For the six months ended December 31, 2022 2021 Number of distributors at the beginning of the period(1) 200 170 Number of new distributors during the period(2) 25 20 Number of terminated distributors during the period(2) 13 11 Net increase in number of distributors during the period(3) 12 9 Number of distributors at the end of the period(1) 212 179 Notes: (1) Number of distributors at a given date is calculated based on the number of individuals and entities with effective contractual relationships with us at that date. (2) Change of contracting entities by the same distributor is not taken into account in the calculation of numbers of new or terminated distributors. (3) We had 9 and 12 additional distributors for the six months ended December 31, 2021 and 2022, respectively. The increase in the number of additional distributors for the six months ended December 31, 2022 was primarily due to the increase in the number of distributors in India. As of December 31, 2021 and 2022, we had 31 and 61 MINISO Retail Partners in overseas markets, respectively. The increase was primarily due to the increase of the number of MINISO Retail Partners in Vietnam.

INTERIM REPORT 2023 MINISO 11

Business Review and Outlook

Other Key Operating Data

The following tables set forth certain of our key operating data other than store numbers for the periods indicated:

	For the six months ended December 31,	
	2022	2021
	(RMB in millions)	
MINISO stores in China(1)		
Total GMV	**4,531**	5,616
Annualized average revenue per MINISO store	**1.9**	2.5
Number of transactions (in millions)	**120.4**	154.2
Sales volume of SKUs (in millions)	**352.7**	474.1
Average spending per transaction (RMB)	**37.6**	36.4
Average selling price (RMB)	**12.8**	11.8
MINISO stores in overseas markets(1)		
Total GMV(2)	**4,534**	3,228
Asian countries excluding China(2)	**1,887**	1,305
Americas(2)	**2,017**	1,368
Europe	**329**	254
Others	**301**	300
Annualized average revenue per MINISO store(2)	**1.9**	1.5
Asian countries excluding China(2)	**1.7**	1.1
Americas(2)	**2.9**	2.3
Europe	**0.9**	1.8
Others	**0.6**	0.5

Notes:

(1) Annualized average revenue per MINISO store is annualized revenue calculated by dividing (a) revenue of MINISO brand by (b) the average number of stores at the beginning and the end of the relevant period. The data of total GMV, number of transactions, sales volume of SKUs, average spending per transaction and average selling price includes data from offline channels only.

(2) Total GMV of MINISO stores in overseas markets increased from RMB3,228 million for the six months ended December 31, 2021 to RMB4,534 million for the six months ended December 31, 2022, mainly due to the recovery of international markets from the COVID-19 pandemic, especially in Asian countries excluding China and Americas, which were our largest and second largest overseas markets in terms of store count and GMV, respectively. A similar trend was seen in annualized average revenue per MINISO store.

Our TOP TOY stores started operating in December 2020 in China. For the six months ended December 31, 2021 and 2022, (i) total GMV of TOP TOY offline stores was RMB253.6 million and RMB237.3 million, respectively, (ii) annualized average revenue per TOP TOY store was RMB7.9 million and RMB4.1 million, respectively, (iii) number of transactions of TOP TOY stores was 2.0 million and 1.9 million, respectively, (iv) sales volume of SKUs of TOP TOY stores was RMB3.6 million and RMB3.7 million, respectively, (v) average spending per transaction in TOP TOY stores was RMB129.0 and RMB122.2, respectively, and (vi) average selling price in TOP TOY stores was RMB69.8 and RMB63.3, respectively. Annualized average revenue per TOP TOY store is annualized revenue calculated by dividing (a) revenue of TOP TOY brand by (b) the average number of stores at the beginning and the end of the relevant period. The data of total GMV, number of transactions, sales volume of SKUs, average spending per transaction and average selling price includes data from offline channels only.

MINISO ˘ 12 INTERIM REPORT 2023 Business Review and Outlook The following table sets forth the GMV through online channels of MINISO brand in China for the periods indicated: For the six months ended December 31, 2022 2021 (RMB in millions) MINISO brand in China Total GMV through online channels(1) 354 412 Note: (1) Excludes GMV through O2O platforms which is accounted for in GMV through offline channels. The following table sets forth the average number of stores operated by MINISO Retail Partners and distributors as of the dates indicated: As of December 31, 2022 2021 MINISO Retail Partners Average number of stores operated(1) 3.5 3.7 Distributors Average number of stores operated(2) 8.2 8.7 Notes: (1) Average number of stores operated by MINISO Retail Partners is calculated by dividing the average number of stores operated under the MINISO Retail Partner model at the beginning and the end of the relevant period by the average number of MINISO Retail Partners at the beginning and the end of the relevant period. (2) Average number of stores operated by distributors is calculated by dividing the average number of stores operated under the distributor model at the beginning and the end of the relevant period by the average number of distributors at the beginning and the end of the relevant period.

INTERIM REPORT 2023 ˘ MINISO 13 Business Review and Outlook RECENT DEVELOPMENTS AFTER THE REPORTING PERIOD Impact of COVID-19 on Our Operations and Financial Performance After the turnaround of pandemic related policies in December and the resumption of normal daily life of consumers, offline sales bounced back to an encouraging level, with GMV in China in the first two months in the first quarter of 2023 increased by around 20% year over year and increased by 33% compared to the same period in 2019. In addition, average GMV per MINISO store in the first two months in the first quarter of 2023 increase by around 14% year over year compared to the same period of 2022. BUSINESS OUTLOOK Looking forward to the next half of 2023 fiscal year, we aim to further grow our business by pursuing the following strategies. Looking forward to the next half of 2023, we aim to further grow our business. We will expand and upgrade our store network by capturing opportunities in lower-tier cities in China primarily for our MINISO stores, and further penetrate into the cities we have covered in China. In overseas markets, we shall further expand our store network based on local conditions in each market and continue to leverage our existing international operations for further development and to deepen the penetration into strategic markets, most notably in Asia, North America, and Europe. We further plan to expand our online offerings and broaden our online sales channels by further developing our own e-commerce channels and collaborating with more third-party e-commerce and O2O platforms. We also aim to continue to invest in branding to better monetize our product capabilities through marketing campaigns and customer engagement activities. Under the current high inflation environment, we will further enhance our dynamic product development strategy and enrich our product offerings in order to maintain and improve the value propositions of our products.

MINISO ˘ INTERIM REPORT 2023 Management Discussion and Analysis 14 For the Six Months Ended December 31, 2022 2021 (Unaudited) (Unaudited) (RMB in thousands) Revenue 5,266,878 5,426,908 Cost of sales (3,281,218) (3,835,566) Gross profit 1,985,660 1,591,342 Other income 14,311 18,586 Selling and distribution expenses (798,127) (725,622) General and administrative expenses (313,908) (432,696) Other net income 72,850 45,964 Credit loss on trade and other receivables (3,716) (19,091) Impairment loss on non-current assets – (9,536) Operating profit 957,070 468,947 Finance income 64,684 26,437 Finance costs (16,345) (17,266) Net finance income 48,339 9,171 Share of loss of equity-accounted investee, net of tax – (8,162) Profit before taxation 1,005,409 469,956 Income tax expense (241,498) (131,338) Profit for the period 763,911 338,618 Profit for the period attributable to: – Equity shareholders of the Company 764,090 336,779 – Non-controlling interests (179) 1,839

INTERIM REPORT 2023 ˘ MINISO 15 Management Discussion and Analysis Revenues Our total revenue decreased by 2.9% from RMB5,426.9 million for the six months ended December 31, 2021 to RMB5,266.9 million for the six months ended December 31, 2022, mainly attributable to a decrease in revenue generated from sales of lifestyle products and pop toys, which decreased by 1.3% from RMB4,817.6 million for the six months ended December 31, 2021 to RMB4,754.7 million for the six months ended December 31, 2022. The decrease in revenue generated from sales of lifestyle products and pop toys was mainly due to the influence of business operation in China arising from the COVID-19 pandemic. During the period, the total number of MINISO stores, including those in China and overseas markets, increased from 5,045 as of December 31, 2021 to 5,440 as of December 31, 2022. The number of TOP TOY stores increased from 89 as of December 31, 2021 to 117 as of December 31, 2022. Cost of Sales Our cost of sales decreased by 14.5% from RMB3,835.6 million for the six months ended December 31, 2021 to RMB3,281.2 million for the six months ended December 31, 2022, mainly due to the savings measures we adopted to reduce the cost of certain products. Gross Profit and Gross Margin Gross profit increased by 24.8% from RMB1,591.3 million for the six months ended December 31, 2021 to RMB1,985.7 million for the six months ended December 31, 2022, and gross margin increased from 29.3% to 37.7% during the same period. The increase in gross profit and gross margin was mainly driven by (i) an increase in revenue contribution from the Company’s international operations, which generally have a higher gross margin than the Company’s domestic operations. International operations contributed 36.2% of our total revenue for the six months ended December 31, 2022, compared to 24.7% for the six months ended December 31, 2021, (ii) higher gross margin contributed by newly launched products in relation to our execution of strategic brand upgrade of MINISO in China; and (iii) the savings measures we adopted to reduce the cost of certain products. Other Income Our other income was RMB18.6 million and RMB14.3 million for the six months ended December 31, 2021 and 2022, respectively. Selling and Distribution Expenses Our selling and distribution expenses increased by 10.0% from RMB725.6 million for the six months ended December 31, 2021 to RMB798.1 million for the six months ended December 31, 2022. Excluding equity-settled share-based payment expenses, our selling and distribution expenses increased from RMB693.3 million to RMB781.5 million during the same period, which was primarily due to (i) increased depreciation and amortization expenses of directly operated stores; (ii) increased licensing expenses in relation to our enlarging IP library and enriching offerings of IP products; (iii) personnel-related expenses and (iv) increased promotion and advertising expense, mainly in connection with our strategic brand upgrade of MINISO in China.

MINISO ˘ 16 INTERIM REPORT 2023 Management Discussion and Analysis General and Administrative Expenses Our general and administrative expenses decreased by 27.5% from RMB432.7 million for the six months ended December 31, 2021 to RMB313.9 million for the six months ended December 31, 2022. Excluding equity-settled share-based payment expenses, our general and administrative expenses decreased by 26.7% from RMB414.7 million to RMB304.0 million during the same period, which was primarily due to (i) decreased personnel-related expenses; and (ii) decreased depreciation and amortization expenses due to the capitalization of construction costs of our headquarters building. Other Net Income Our other net income was RMB72.9 million for the six months ended December 31, 2022, compared to other net income of RMB46.0 million for the six months ended December 31, 2021. This change was mainly attributable to a net foreign exchange gain of RMB54.2 million for the six months ended December 31, 2022, compared to a net foreign exchange loss of RMB11.5 million in the same period of 2021, which was partially offset by a decrease in investment income from wealth management products as a result of reduced principal of such products. Credit Loss on Trade and Other Receivables Our credit loss on trade and other receivables was RMB19.1 million and RMB3.7 million for the six months ended December 31, 2021 and 2022, respectively. Impairment Loss on Non-current Assets Our impairment loss on non-current assets was RMB9.5 million and nil for the six months ended December 31, 2021 and 2022, respectively. Operating Profit As a result of the foregoing, we recorded operating profit of RMB957.1 million for the six months ended December 31, 2022, representing an increase of 104.1% from RMB468.9 million for the six months ended December 31, 2021. Net Finance Income Our net finance income increased by 425.0% from RMB9.2 million for the six months ended December 31, 2021 to RMB48.3 million for the six months ended December 31, 2022, mainly due to an increase in interest income from bank deposits. Share of Loss of Equity-accounted Investee, Net of Tax Our share of loss of equity-accounted investee, net of tax was a loss of RMB8.2 million for the six months ended December 31, 2021. We had share of loss of equity-accounted investee, net of tax for the six months ended December 31, 2021 due to our investment into and share of 20% of loss of a company which was established to acquire the land use right of a parcel of land in Guangzhou for the purpose of establishing a new headquarters building for our Group in August 2020. In October 2021, we acquired the remaining 80% equity interest in this company and we currently own 100% equity interests of the then equity-accounted investee.

INTERIM REPORT 2023 ˘ MINISO 17 Management Discussion and Analysis Income Tax Expense We recorded income tax expense of RMB241.5 million for the six months ended December 31, 2022, compared to RMB131.3 million for the six months ended December 31, 2021. Profit for the Period As a result of the foregoing, we recorded a profit for the period of RMB763.9 million for the six months ended December 31, 2022, compared to a profit of RMB338.6 million for the six months ended December 31, 2021. Current Ratio Our current ratio increased from 2.1 as of June 30, 2022 to 2.4 as of December 31, 2022, primarily due to an increase in total current assets of RMB671.1 million, which was a result of an increase in other investments of RMB599.1 million, and an increase in inventories of RMB286.7 million, partially offset by a decrease in cash and cash equivalents of RMB161.9 million. OTHER INFORMATION ABOUT OUR FINANCIAL PERFORMANCE Liquidity and Source of Funding and Borrowing During the six months ended December 31, 2022, we funded our cash requirements principally through cash generated from our operations and proceeds from our Global Offering. As at December 31, 2022, our cash, cash equivalents, restricted cash, term deposits, and other investments increased by 5.7% from RMB5,828.3 million as at June 30, 2022, to RMB6,160.4 million. The increase was primarily attributable to the receipts of proceeds from our Global Offering and cash flow generated from our operations, partially offset by the increase of net cash used in other financing activities, mainly from dividends paid to our shareholders. Significant Investments We did not make or hold any significant investments during the six months ended December 31, 2022. Material Acquisitions and Disposals We did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, or associated companies during the six months ended December 31, 2022. Pledge of Assets As of December 31, 2022, none of our Group’s assets was pledged. Future Plans for Material Investments or Capital Assets As of December 31, 2022, we did not have detailed future plans for material investments or capital assets. Gearing Ratio As of December 31, 2022, our gearing ratio was 0.1%, compared with 0.1% as of June 30, 2022, calculated as loans and borrowings divided by total equity as of the end of the period and multiplied by 100%.

MINISO ˘ 18 INTERIM REPORT 2023 Management Discussion and Analysis Foreign Exchange Risk Our financial reporting currency is Renminbi and changes in foreign exchange rates can significantly affect our reported results and consolidated trends. In addition, our results of operations, including margins, are affected by the fluctuation in foreign exchange rates. Our international operations generate revenues primarily in U.S. dollars. Generally, a weakening of Renminbi against U.S. dollar has a positive effect on our results of operations, while a strengthening of Renminbi against U.S. dollar has the opposite effect. We have not used any derivative financial instruments to hedge exposure to such risk. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against U.S. dollar would have an adverse effect on Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of U.S. dollar against Renminbi would have a negative effect on U.S. dollar amounts available to us. Contingent Liabilities Commitment of Tax Payments In connection with the acquisition of land use right and the construction of the headquarters building in Guangzhou, we entered into a letter of intent on November 26, 2020 with the local government of the district where our new headquarters building is located and committed to pay an aggregate amount of tax levies of no less than RMB965 million to the local government in Guangzhou for a five-year period starting from January 1, 2021. If we fail to meet the committed amount for any of the five calendar years, we will have to compensate the shortfall. In April 2022, MINISO (Guangzhou) Co., Ltd. provided a performance guarantee of RMB175 million issued by a commercial bank to the local government in respect of the commitment of tax payments for the calendar year of 2022, which was valid from April 1, 2022 to March 31, 2023. Our Directors have assessed that, based on the relevant taxes and surcharges paid and payable during the calendar year of 2022, we have met the commitment for the calendar year of 2022 and thus it is not probable that we need to make such compensation to the local government under the above performance guarantee. No provision has therefore been made in respect of this matter as of December 31, 2022. Lawsuit relating to illicit competition During the fiscal year ended June 30, 2022, Shenzhen Purcotton Technology Co., Ltd initiated a legal proceeding against certain PRC subsidiaries of the Group and one of the Group’s suppliers relating to an illicit competition dispute. The total amount claimed against the PRC subsidiaries of the Group was RMB30 million. Based on the assessment of the Group’s litigation counsels, the probability of the PRC subsidiaries of the Group losing is considered low, and even if the claimant were to prevail, the compensation amount ordered by the courts is expected to be immaterial and much lower than the total amount claimed. Therefore, no provision was made in respect of the claim as of December 31, 2022. Capital Commitment As of December 31, 2022, our capital commitment was RMB821.5 million, compared with RMB842.9 million as of June 30, 2022, which is mainly attributable to the construction of the headquarters building.

INTERIM REPORT 2023 ˘ MINISO 19 Management Discussion and Analysis Employees and Remuneration We had a total of 3,511 full-time employees as of December 31, 2022, including 1,961 in China and 1,550 in certain overseas countries. The following table sets forth the number of our employees categorized by function as of December 31, 2022. Function Number of Employees Product Development and Supply Chain Management 670 General and Administrative 450 Operations 1,779 Sales and Marketing 223 Technology 192 Business Development 99 Logistics 98 Total 3,511 Our total remuneration cost incurred for the six months ended December 31, 2022 was RMB378.0 million, as compared to RMB451.6 million for the six months ended December 31, 2021. The number of employees employed by the Company varies from time to time depending on needs and employees are remunerated based on industry practice. The remuneration policy and package of the Group’s employees are periodically reviewed. Apart from pension funds and in-house training programmes, discretionary bonuses, share awards and share options from the Company’s share incentive plan may be awarded to employees according to the assessment of individual performance.

MINISO ˘ INTERIM REPORT 2023 Corporate Governance 20 The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability. Compliance with the Code on Corporate Governance After the Listing on July 13, 2022, we have complied with all the applicable code provisions of the Corporate Governance Code set forth in Part 2 of Appendix 14 to the Listing Rules, save for the following. Code provision C.2.1 of the Corporate Governance Code recommends, but does not require, that the roles of chairman of the Board and chief executive should be separate and should not be performed by the same individual. The Company deviates from this code provision as we do not have a separate chairman and chief executive officer and Mr. Ye currently performs these two roles of the Company. Mr. Ye is our founder and has extensive experience in our business operations and management. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within our Group and enables more effective and efficient overall strategic planning for our Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable our Company to make and implement decisions promptly and effectively. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of our Company if and when it is appropriate taking into account the circumstances of the Group as a whole. Compliance with the Model Code for Securities Transactions by Directors The Company has adopted the Management Trading of Securities Policy (the “Code”), with terms no less exacting that the Model Code, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code. On November 15, 2022, the Hong Kong Stock Exchange granted a waiver to the Company from strict compliance with Rules A.1, A.3(a) and B.8 of the Model Code in relation to the proposed Rule 10b5-1 trading plan to be entered into by Mr. Ye. Specific enquiry has been made of all the Directors and each of the Directors has confirmed that he/she has complied with the Code after the Listing and up to the Latest Practicable Date. Board Committees The Board has established three committees, namely, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, for overseeing particular aspects of the Company’s affairs. Each of these committees is established with defined written terms of reference. The terms of reference of the Board committees are available on the websites of the Company and the Hong Kong Stock Exchange.

INTERIM REPORT 2023 ˘ MINISO 21 Corporate Governance Audit Committee The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code. The Audit Committee comprises three independent non-executive Directors, being Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping. Ms. XU Lili, being the chairwoman of the Audit Committee, is appropriately qualified as required under Rule 3.10(2) of the Listing Rules. The primary duties of the Audit Committee are: (a) to monitor the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters; (b) to review the adequacy of our internal control over financial reporting; and (c) to review all related party transactions for potential conflict of interest situations and approving all such transactions. The Audit Committee has reviewed this interim report. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company. In addition, the independent auditor of the Company, KPMG, has reviewed our unaudited interim financial report for the six months ended December 31, 2022 in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” Compensation Committee The Compensation Committee comprises three independent non-executive Directors, namely Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping and an executive Director, namely Mr. Ye. Mr. ZHU Yonghua is the chairman of the Compensation Committee. The primary duties of the Compensation Committee are: (a) to review and make recommendations to the Board with respect to Director’s compensation; (b) to evaluate the performance of our chief executive officer and chief financial officer and review and make recommendations to the Board regarding the terms of their compensation; and (c) to review and approve the compensation of our other executive officers and senior management.

MINISO ˘ 22 INTERIM REPORT 2023 Corporate Governance Nominating and Corporate Governance Committee The Nominating and Corporate Governance Committee comprises three independent non-executive Directors, namely Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping and an executive Director, namely Mr. Ye. Mr. WANG Yongping is the chairman of the Nominating and Corporate Governance Committee. The primary duties of the Nominating and Corporate Governance Committee are: (a) in respect of its nomination functions, to develop and recommend to the Board criteria for Board and committee membership, recommend to the Board the persons to be nominated for election as Directors and to each of the Board’s committees, and develop and recommend to the Board a set of corporate governance guidelines; and (b) in respect of its corporate governance functions, to ensure that our Company is operated and managed for the benefit of all Shareholders and to ensure our Company’s compliance with the Listing Rules.

INTERIM REPORT 2023 ˘ MINISO Other Information 23 Directors’ and Chief Executive’s Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or Any of Its Associated Corporations As at December 31, 2022, the interests and short positions of the Directors and chief executive of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code were as follows: Interest in the Shares: Name Nature of interest Number of Shares Number of Shares underlying outstanding options/restricted shares/restricted share units granted Approximate % of shareholding in our Company (1) Mr. Ye Interest in controlled corporations/ founder of a discretionary trust/ beneficiary of a trust/interest of spouse 789,541,061(2) (L) – 62.5% Mr. Li Minxin Interest in controlled corporations/ founder of a discretionary trust/ beneficiary of a trust 56,151,532(3) (L) – 4.4% Mr. Zhang Saiyin Beneficial interest – 7,898,800(4) (L) 0.6% Ms. Xu Lili Beneficial interest – 20,000(5) (L) 0.002% Mr. Zhu Yonghua Beneficial interest – 181,872(6) (L) 0.01% Notes: (1) The calculation is based on the total number of 1,263,689,687 Shares in issue as at December 31, 2022, which have excluded the number of Shares and ADSs repurchased by the Company. The letter “L” stands for long position. (2) Represents (i) 328,290,482 Shares held by Mini Investment Limited; (ii) 203,401,382 Shares (including 8,896,000 Shares in the form of ADSs) held by YGF MC Limited; and (iii) 257,849,197 Shares held by YYY MC Limited. For further details of Mr. Ye’s interest in our Company, please see the section headed “Substantial Shareholders” on the next page. (3) Represents 56,151,532 Shares held by LMX MC LIMITED, a limited liability company incorporated under the laws of BVI. All shares of LMX MC LIMITED are held by TMF (Cayman) Ltd. on behalf of LMX Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Li Minxin and his family members as beneficiaries. Mr. Li Minxin is both the settlor and the protector of the LMX Trust and is deemed to be the controlling person of LMX Trust. Under the SFO, Mr. Li Minxin is deemed to be interested in all the interests in our Company held by LMX MC Limited.

MINISO ˘ 24 INTERIM REPORT 2023 Other Information (4) Represents 7,898,800 Shares beneficially owned by Mr. Zhang. (5) Represents Ms. Xu’s entitlement to receive up to 20,000 Shares pursuant to the exercise of options granted to her under the 2020 Share Incentive Plan. (6) Represents 80,936 Shares beneficially owned by Mr. Zhu and his entitlement to receive up to 38,436 Shares pursuant to the exercise of options and 62,500 Shares pursuant to the vesting of restricted share units granted to him under the 2020 Share Incentive Plan. Save as disclosed above, as at December 31, 2022, so far as is known to any Director or the chief executive of the Company, none of the Directors nor the chief executive of the Company had any interests or short positions in the Shares, underlying Shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Hong Kong Stock Exchange. Substantial Shareholders’ Interests and Short Positions in Shares and Underlying Shares As at December 31, 2022, the following persons (other than the Directors and chief executive of the Company whose interests have been disclosed in this interim report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company and the Hong Kong Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO: Name Capacity/Nature of interest Number of Shares Approximate % of shareholding in our Company(1) YYY MC Limited(2) Beneficial interest 257,849,197 (L) 20.4% YYY Development Limited(2) Interest in controlled corporations 257,849,197 (L) 20.4% YGF MC Limited(3) Beneficial interest 203,401,382 (L) 16.1% Mini Investment Limited(4) Beneficial interest 328,290,482 (L) 26.0% YGF Development Limited(4) Interest in controlled corporation 328,290,482 (L) 26.0% Mr. Ye(2)(3)(4)(5) Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust/interest of spouse 789,541,061 (L) 62.5% Ms. Yang(2)(3)(4)(5) Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust/interest of spouse 789,541,061 (L) 62.5% Notes: (1) The calculation is based on the total number of 1,263,689,687 Shares in issue as at December 31, 2022, which have excluded the number of Shares and ADSs repurchased by the Company. The letter “L” stands for long position.

INTERIM REPORT 2023 ˘ MINISO 25 Other Information (2) YYY MC Limited is wholly-owned by YYY Development Limited, a limited liability company incorporated under the laws of BVI. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang and her family members as beneficiaries. Ms. Yang is both the settlor and protector of YYY Trust and is deemed to be the controlling person of the YYY Trust. Under the SFO, Ms. Yang is deemed to be interested in all the interests in our Company held by YYY MC Limited. A loan arrangement has been entered with an authorised institution as defined in the Banking Ordinance (the “Loan Arrangement”), pursuant to which the 257,849,197 Shares held by YYY MC Limited are subject to share pledge to another authorised institution as defined in the Banking Ordinance as security agent (the “Security Agent”). (3) YGF MC Limited is wholly-owned by Mr. Ye. Pursuant to the Loan Arrangement, 133,889,560 Shares held by YGF MC Limited are subject to share pledge to the Security Agent; 60,615,822 Shares and 8,896,000 Shares (in the form of ADSs) held by YGF MC Limited are placed in escrow and are subject to negative pledge covenants and restrictions on disposal. (4) Mini Investment Limited is wholly-owned by YGF Development Limited, a limited liability company incorporated under the laws of BVI. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Ye is both the settlor and the protector of YGF Trust and is deemed to be the controlling person of the YGF Trust. Under the SFO, Mr. Ye is deemed to be interested in all the interests in our Company held by Mini Investment Limited. Pursuant to the Loan Arrangement, 328,290,482 Shares held by Mini Investment Limited, are placed in escrow and are subject to negative pledge covenants and restrictions on disposal. (5) Mr. Ye and Ms. Yang are spouses, and are therefore deemed to be interested in the equity interests held by each other. Save as disclosed above, as at December 31, 2022, no person, other than the Directors whose interests are set out in the section headed “Directors’ and Chief Executive’s Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or any of its Associated Corporations” had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company and the Hong Kong Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO, or which were required to be recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO. 2020 SHARE INCENTIVE PLAN The 2020 Share Incentive Plan was first adopted by the Board in September 2020 and was further amended in June 2022, the amendments of which took effect upon the Listing. Since the Listing, the 2020 Share Incentive Plan was subject to Chapter 17 of the Listing Rules. From January 1, 2023, the Company will rely on the transitional arrangements provided for the 2020 Share Incentive Plan and will comply with the new Chapter 17 of the Listing Rules accordingly (effective from January 1, 2023). The principal terms of the 2020 Share Incentive Plan, as amended, are as described below. Purpose The purposes of the 2020 Share Incentive Plan are to attract and retain qualified personnel, provide incentives to employees, consultants and directors of our Group, and promote the success of our business. Eligible Participants Eligible participants include employees, consultants, and directors of our Group (the “Participants”). The plan administrator may, from time to time, select from among all Participants to whom awards in the form of share options (the “Options”), a right to purchase restricted Shares (the “Restricted Shares”) or a right to purchase restricted Shares units (“RSUs”) (collectively, the “Awards”), will be granted and will determine the nature and amount of each option.

MINISO ˘ 26 INTERIM REPORT 2023 Other Information Maximum Number of Shares The maximum aggregate number of Shares that may be issued is 147,301,128 Shares of which only up to 71,485,122 Shares may be issued pursuant to Awards granted in the form of Options, representing approximately 5.8% of the weighted average number of shares in issue for the Reporting Period. As of December 31, 2022, our Company had granted Awards in the form of Options, Restricted Shares and RSUs pursuant to the 2020 Share Incentive Plan representing a total of 86,742,984 underlying Shares (including those that have been exercised but excluding those that were terminated or lapsed and reverted to the award pool). As such, our Company may grant further Awards representing a total of 60,558,144 Shares in the form of Options, Restricted Shares and RSUs pursuant to the 2020 Share Incentive Plan, of which only up to 48,527,444 Shares may be further issued, representing approximately 3.9% of the weighted average number of shares in issue for the Reporting Period. The total number of Shares which may be issued upon exercise of all Options that may be granted in aggregate does not exceed 10% of the total number of Shares in issue and is subject to an annual limit of 3% of the total number of Shares in issue in any financial year. Remaining Life and Option Period The 2020 Share Incentive Plan commenced in September 2020 and shall continue in effect for a term of ten years unless terminated earlier under the terms of the 2020 Share Incentive Plan. The plan administrator shall determine the time or times at which an option may be exercised in whole or in part, including exercise prior to vesting; provided that the term of any option granted under the 2020 Share Incentive Plan shall not exceed ten years. The plan administrator shall also determine any conditions, if any, that must be satisfied before all or part of an option may be exercised. There is no minimum period for which an option must be held before it can be exercised. Limit for Each Participant Unless approved by the Shareholders in general meeting, the total number of Shares issued and to be issued upon the exercise of Options granted and to be granted under the 2020 Share Incentive Plan and any other plan of our Company to an eligible participant within any 12-month period shall not exceed 1% of the Shares issued and outstanding at the date of any grant. Exercise Price The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement shall not be lower than the fair market value of the Shares on the date of grant, which shall be the higher of: (i) the closing sales price for such Shares or securities as quoted on the principal exchange or system on which the Shares or securities of our Company are listed (as determined by the Board or the committee delegated with the authority to administer the plan) on the date of grant, and (ii) average closing sales price as quoted on the principal exchange or system on which the Shares or securities of our Company are listed for the five business days immediately preceding the date of grant. Outstanding Options, Restricted Shares and RSUs Granted As of December 31, 2022, the number of underlying Shares pursuant to the outstanding Options granted amounted to 6,476,636 Shares, representing approximately 0.51% of the issued Shares. The outstanding Options are held by 164 grantees. Up to a maximum of 48,527,444 Shares may be further issued upon the exercise of the Options to be granted under the 2020 Share Incentive Plan. Of the 6,476,636 options, 1,751,636 have vested and 4,725,000 remain unvested as of December 31, 2022. All the Options under the 2020 Share Incentive Plan were granted between January 16, 2020 and October 15, 2021 (both days inclusive). The exercise price of the Options granted under the 2020 Share Incentive Plan is US$0.00 per Share or US$0.036 per Share. Save for the Awards which were lapsed during the Reporting Period as disclosed below, there was no Award which was cancelled during the Reporting Period.

INTERIM REPORT 2023 ˘ MINISO 27 Other Information The Company has not granted further Options under the 2020 Share Incentive Plan after the Listing Date. Details of the movements of the Options granted under the 2020 Share Incentive Plan during the Reporting Period are as follows: Name or category of grantee Date of grant Vesting period Exercise period Exercise price Number of Options outstanding as of July 1, 2022 Number of Options granted during the Reporting Period Number of Options lapsed during the Reporting Period Number of Options exercised during the Reporting Period Number of Options outstanding as of December 31, 2022 Weighted average closing price of Shares immediately before the date of exercise during the Reporting Period Xu Lili October 15, 2020 50% of the number of Shares shall become fully vested upon grant and 50% of the number of Shares shall become fully vested after 1 year of the date of grant Maximum exercisable term is ten years from the date of grant US$0.00 per Share 20,000 – – – 20,000 – Zhu Yonghua October 15, 2020 50% of the number of Shares shall become fully vested upon grant and 50% of the number of Shares shall become fully vested after 1 year of the date of grant Maximum exercisable term is ten years from the date of grant US$0.00 per Share 20,000 – – – 20,000 – October 15, 2021 18,436 – – – 18,436 – Other grantees (in aggregate) January 16, 2020 and September 27, 2020 5 years Maximum exercisable term is ten years from the date of grant US$0.036 per Share 8,860,056 – 1,685,000 756,856 6,418,200 US$2.43 Total 8,918,492 – 1,685,000 756,856 6,476,636

MINISO ˘ 28 INTERIM REPORT 2023 Other Information The Company has not granted further Restricted Shares under the 2020 Share Incentive Plan after the Listing Date. Details of the movements of the Restricted Shares granted under the 2020 Share Incentive Plan during the Reporting Period are as follows: Name or category of grantee Date of grant Vesting period Purchase price Number of Restricted Shares outstanding as of July 1, 2022 Number of Restricted Shares granted during the Reporting Period Number of Restricted Shares lapsed during the Reporting Period Number of Restricted Shares sold during the Reporting Period Number of Restricted Shares outstanding as of December 31, 2022 Weighted average closing price of the Share immediately before the date of vesting Zhang Saiyin December 26, 2019 100% of the Shares shall become fully vested upon grant US$0.036 per Share 7,898,800 – – – 7,898,800 N/A Dou Na December 26, 2019 100% of the Shares shall become fully vested upon grant US$0.036 per Share 11,979,800 – – 1,825,840 10,153,960 N/A Other grantees (in aggregate) December 26, 2019 100% of the Shares shall become fully vested upon grant US$0.036 per Share 46,657,420 – 43,752 8,176,348 38,437,320 N/A Total 66,536,020 – 43,752 10,002,188 56,490,080

INTERIM REPORT 2023 MINISO 29

Other Information

The Company has not granted any RSUs under the 2020 Share Incentive Plan which will be satisfied by issuance of new Shares after the Listing date. Details of the movements of the RSUs granted under the 2020 Share Incentive Plan which will be satisfied by existing Shares during the Reporting Period are as follows:

Name or category of grantee	Date of grant	Vesting period	Purchase price	Performance target	Closing price of Shares immediately before the date of grant	Fair value of RSUs at the date of grant[1]	Number of RSUs outstanding as at July 1, 2022	Number of RSUs granted during the Reporting Period	Number of RSU lapsed during the Reporting Period	Number of RSUs vested during the Reporting Period	Number of RSUs outstanding as at December 31, 2022	Weighted average closing price of the Share immediately before the date of vesting
Zhu Yonghua	October 15, 2022	80,936 Shares shall vest on the date of grant and 62,500 Shares shall vest on the first trading day after the first anniversary of the date of grant	US$0.00 Per Share	N/A	US$1.20	US$1.20	-	143,436	-	80,936	62,500	US$1.20
Other grantees (in aggregate)	December 6, 2022	3-4 years	US$0.036 per Share	N/A	US$2.79	US$2.89	-	652,000	-	148,400	503,600	US$2.76
	December 6, 2022	3 years	US$0.036 per Share	N/A	US$2.79	US$2.89	-	392,400	-	-	392,400	-
	December 20, 2022	3 years	US$0.036 per Share	N/A	US$2.65	US$2.78	-	11,400	-	-	11,400	-
Total							-	1,199,236	-	229,336	969,900	

1 The fair value of the RSUs is determined with reference to the market price of the Shares at the respective grant date.

Further details of the 2020 Share Incentive Plan (including the accounting standard and policy adopted for assessing the fair value of the share awards) are set out in Note 21 to the unaudited interim financial report.

MINISO ˘ 30 INTERIM REPORT 2023 Other Information Purchase, Sale or Redemption of the Company’s Listed Securities After the Listing and up to the Latest Practicable Date, the Company repurchased a total of 166,000 Shares at an aggregate consideration (before all the relevant expenses) of HK$1,694,572 on the Hong Kong Stock Exchange and a total of 824,217 ADSs (representing a total of 3,296,868 Shares) at an aggregate consideration (before all the relevant expenses) of US$4,208,433 on NYSE. As at the Latest Practicable Date, all the Shares and ADSs repurchased during the Reporting Period have been cancelled. Particulars of the repurchases made by the Company during the period from the Listing Date up to the Latest Practicable Date are as follows: Hong Kong Stock Exchange Price per Share Trading Month Number of Shares repurchased Highest price paid (HK$) Lowest price paid (HK$) Aggregate consideration paid (before all the relevant expenses) (HK$) October 2022 166,000 10.38 9.98 1,694,572 NYSENote Price per Share Trading Month Number of Shares repurchased Highest price paid (US$) Lowest price paid (US$) Aggregate consideration paid (before all the relevant expenses) (US$) October 2022 2,921,668 1.3900 1.1150 3,662,897 November 2022 375,200 1.4975 1.4025 545,536 Note: In addition, 9,090 ADSs representing a total of 36,360 Shares have also been purchased on NYSE at an average price of US$1.39 per Share during the period from the Listing Date up to the Latest Practicable Date for the benefit of the Company’s ESOP platforms pursuant to its currently effective share incentive plan. Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s securities listed on the Hong Kong Stock Exchange or on NYSE during the period from the Listing Date and up to the Latest Practicable Date.

INTERIM REPORT 2023 MINISO 31

Other Information

Changes in Directors and Senior Management

On January 31, 2023, Mr. Zhang Saiyin resigned as the chief financial officer, executive vice president of the Company and executive Director as well as the Authorised Representative. Mr. Eason Jingjing Zhang was appointed as the chief financial officer of the Company and Mr. Ye was appointed as the Authorised Representative on the same day.

Save as disclosed above, there has been no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

Interim Dividend

The Board has approved a special cash dividend in the amount of US$0.172 per ADS or US$0.043 per Share on August 17, 2022, which has been paid to the holders of the ADSs and the Shares on around September 9, 2022.

The Board has not recommended any distribution of an interim dividend for the six months ended December 31, 2022.

USE OF PROCEEDS FROM THE GLOBAL OFFERING

On July 13, 2022, the Shares of the Company were listed on the Main Board of the Hong Kong Stock Exchange. The net proceeds from the Global Offering were HK$482.1 million. As of the Latest Practicable Date, there has been no change in the intended use of net proceeds as previously disclosed in the section headed "Future Plans and Use of Proceeds" in the Prospectus. The Company expects to fully utilize the residual amount of the net proceeds in accordance with such intended purposes within the next 48 months.

As at December 31, 2022, the Group had utilized the net proceeds as set out in the table below:

Purpose	% of total net proceeds	Amount of net proceeds from the Global Offering (HK$ million)	Amount of net proceeds utilized during the six months ended December 31, 2022 (HK$ million)	Amount of net proceeds unutilized as at December 31, 2022 (HK$ million)
Store network expansion and upgrade	25%	120.5	74.5	46.0
Supply chain improvement and product development	20%	96.4	66.6	29.8
Strengthen our technology capabilities	20%	96.4	21.6	74.8
Invest in brand promotion and incubation	20%	96.4	55.5	40.9
Capital expenditures, which may include, among others, acquisitions of, or investments in, businesses or assets that complement our business	5%	24.2	–	24.2
Working capital and general corporate purposes	10%	48.2	48.2	–
Total	100%	482.1	266.4	215.7

MINISO ˘ 32 INTERIM REPORT 2023 Other Information Material Litigation Save as disclosed in this interim report, the Company was not involved in any material litigation or arbitration during the six months ended December 31, 2022. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Company during the six months ended December 31, 2022. Approval of Interim Report The interim report of the Group for the six months ended December 31, 2022 was approved and authorised for issue by the Board on March 21, 2023.

INTERIM REPORT 2023 ˘ MINISO Unaudited Consolidated Statement of Profit or Loss (Expressed in thousands of Renminbi, except for per share data) 33 For the six months ended December 31, 2022 2021 Note RMB’000 RMB’000 Revenue 4 5,266,878 5,426,908 Cost of sales 6 (3,281,218) (3,835,566) Gross profit 1,985,660 1,591,342 Other income 5 14,311 18,586 Selling and distribution expenses 6 (798,127) (725,622) General and administrative expenses 6 (313,908) (432,696) Other net income 7 72,850 45,964 Credit loss on trade and other receivables (3,716) (19,091) Impairment loss on non-current assets – (9,536) Operating profit 957,070 468,947 Finance income 64,684 26,437 Finance costs (16,345) (17,266) Net finance income 8 48,339 9,171 Share of loss of an equity-accounted investee, net of tax – (8,162) Profit before taxation 1,005,409 469,956 Income tax expense 9 (241,498) (131,338) Profit for the period 763,911 338,618 Attributable to: Equity shareholders of the Company 764,090 336,779 Non-controlling interests (179) 1,839 Profit for the period 763,911 338,618 Earnings per share Basic earnings per share (RMB) 10 0.61 0.28 Diluted earnings per share (RMB) 10 0.61 0.28 The notes on pages 41 to 69 form part of this interim financial report. Details of dividends payable to equity shareholders of the Company are set out in Note 20(c).

MINISO ˘ INTERIM REPORT 2023 Unaudited Consolidated Statement of Profit or Loss and Other Comprehensive Income (Expressed in thousands of Renminbi, except for per share data) 34 For the six months ended December 31, 2022 2021 Note RMB’000 RMB’000 Profit for the period 763,911 338,618 Items that may be reclassified subsequently to profit or loss: Exchange differences on translation of financial statements of foreign operations (13,634) 9,177 Other comprehensive (loss)/income for the period (13,634) 9,177 Total comprehensive income for the period 750,277 347,795 Attributable to: Equity shareholders of the Company 746,698 345,545 Non-controlling interests 3,579 2,250 Total comprehensive income for the period 750,277 347,795 The notes on pages 41 to 69 form part of this interim financial report.

INTERIM REPORT 2023 ˘ MINISO Unaudited Consolidated Statement of Financial Position (Expressed in thousands of Renminbi, except for per share data) 35 As at December 31, 2022 As at June 30, 2022 Note RMB’000 RMB’000 ASSETS Non-current assets Property, plant and equipment 11 467,718 419,894 Right-of-use assets 12 2,337,100 2,342,589 Intangible assets 13 33,382 43,066 Goodwill 20,860 19,388 Deferred tax assets 165,642 154,333 Other receivables 28,717 28,274 Prepayments 200,269 201,682 3,253,688 3,209,226 Current assets Other investments 14 809,641 210,523 Inventories 15 1,474,792 1,188,095 Trade and other receivables 16 1,108,501 1,056,198 Cash and cash equivalents 17 5,186,601 5,348,492 Restricted cash 28,609 32,376 Term deposits 135,548 236,878 8,743,692 8,072,562 Total assets 11,997,380 11,281,788 EQUITY Share capital 20(a) 95 92 Additional paid-in capital 8,015,885 7,982,824 Other reserves 987,848 993,307 Accumulated losses (1,196,403) (1,944,581) Equity attributable to equity shareholders of the Company 7,807,425 7,031,642 Non-controlling interests 1,602 (4,242) Total equity 7,809,027 7,027,400

MINISO ˘ INTERIM REPORT 2023 (Expressed in thousands of Renminbi, except for per share data) 36 Unaudited Consolidated Statement of Financial Position As at December 31, 2022 As at June 30, 2022 Note RMB’000 RMB’000 LIABILITIES Non-current liabilities Contract liabilities 4 49,895 51,658 Loans and borrowings 6,997 6,503 Lease liabilities 19 408,162 393,068 Deferred income 11,741 14,488 476,795 465,717 Current liabilities Loans and borrowings – 445 Trade and other payables 18 2,939,852 3,072,991 Contract liabilities 4 337,214 361,522 Lease liabilities 19 266,487 257,997 Deferred income 6,533 6,295 Current taxation 161,472 89,421 3,711,588 3,788,671 Total liabilities 4,188,353 4,254,388 Total equity and liabilities 11,997,380 11,281,788 The notes on pages 41 to 69 form part of this interim financial report.

INTERIM REPORT 2023 ˇ MINISO 37

Unaudited Consolidated Statement of Changes in Equity

(Expressed in thousands of Renminbi, except for per share data)

		Attributable to equity shareholders of the Company										
	Note	Share capital RMB'000	Additional paid-in capital RMB'000	Merger reserve RMB'000	Treasury shares RMB'000	Share-based payment reserve RMB'000	Translation reserve RMB'000	PRC statutory reserve RMB'000	Accumulated losses RMB'000	Total RMB'000	Non-controlling interests RMB'000	Total equity RMB'000
Balance at July 1, 2021		92	8,289,160	117,912	(2,306)	767,757	(20,006)	64,648	(2,558,291)	6,658,966	(6,812)	6,652,154
Changes in equity for the six months ended December 31, 2021												
Profit for the period		-	-	-	-	-	-	-	336,779	336,779	1,839	338,618
Other comprehensive income for the period		-	-	-	-	-	8,766	-	-	8,766	411	9,177
Total comprehensive income for the period		-	-	-	-	-	8,766	-	336,779	345,545	2,250	347,795
Dividend declared	20(c)	-	(306,255)	-	-	-	-	-	-	(306,255)	-	(306,255)
Exercise of options		-*	287	-	-	-	-	-	-	287	-	287
Release of ordinary shares from share incentive plan		-*	(670)	-	670	-	-	-	-	-	-	-
Repurchase of shares		-	-	-	(12,604)	-	-	-	-	(12,604)	-	(12,604)
Equity settled share-based transactions	21	-	-	-	-	50,400	-	-	-	50,400	-	50,400
Appropriation to statutory reserve		-	-	-	-	-	-	24,460	(24,460)	-	-	-
Balance at December 31, 2021 and January 1, 2022		92	7,982,522	117,912	(14,240)	818,157	(11,240)	89,108	(2,245,972)	6,736,339	(4,562)	6,731,777
Changes in equity for the six months ended June 30, 2022												
Profit for the period		-	-	-	-	-	-	-	301,391	301,391	(266)	301,125
Other comprehensive income for the period		-	-	-	-	-	30,731	-	-	30,731	586	31,317
Total comprehensive income for the period		-	-	-	-	-	30,731	-	301,391	332,122	320	332,442
Exercise of options		-*	302	-	-	-	-	-	-	302	-	302
Repurchase of shares		-	-	-	(69,556)	-	-	-	-	(69,556)	-	(69,556)
Equity settled share-based transactions		-	-	-	-	32,435	-	-	-	32,435	-	32,435
Balance at June 30, 2022		92	7,982,824	117,912	(83,796)	850,592	19,491	89,108	(1,944,581)	7,031,642	(4,242)	7,027,400

* The amount was less than RMB1,000.

38 MINISO · INTERIM REPORT 2023

Unaudited Consolidated Statement of Changes in Equity

(Expressed in thousands of Renminbi, except for per share data)

		Attributable to equity shareholders of the Company										
	Note	Share capital RMB'000	Additional paid-in capital RMB'000	Merger reserve RMB'000	Treasury shares RMB'000	Share-based payment reserve RMB'000	Translation reserve RMB'000	PRC statutory reserve RMB'000	Accumulated losses RMB'000	Total RMB'000	Non-controlling interests RMB'000	Total equity RMB'000
Balance at July 1, 2022		92	7,982,824	117,912	(83,796)	850,592	19,491	89,108	(1,944,581)	7,031,642	(4,242)	7,027,400
Changes in equity for the six months ended December 31, 2022												
Profit for the period		-	-	-	-	-	-	-	764,090	764,090	(179)	763,911
Other comprehensive income for the period		-	-	-	-	-	(17,392)	-	-	(17,392)	3,758	(13,634)
Total comprehensive income for the period		-	-	-	-	-	(17,392)	-	764,090	746,698	3,579	750,277
Issuance of ordinary shares relating to Hong Kong public offering and exercise of the over-allotment option, net of underwriting commissions and other issuance costs	20(a)(ii)	3	408,018	-	-	-	-	-	-	408,021	-	408,021
Dividend declared	20(c)	-	(370,787)	-	-	-	-	-	-	(370,787)	-	(370,787)
Exercise of options	21(b)	-*	191	-	-	-	-	-	-	191	-	191
Release of ordinary shares from share incentive plan		-*	(616)	-	616	-	-	-	-	-	-	-
Repurchase of shares	20(b)	-	-	-	(32,711)	-	-	-	-	(32,711)	-	(32,711)
Cancellation of shares	20(b)	-*	(1,536)	-	1,536	-	-	-	-	-	-	-
Equity settled share-based transactions	21	-	-	-	-	26,580	-	-	-	26,580	-	26,580
Appropriation to statutory reserve		-	-	-	-	-	-	15,912	(15,912)	-	-	-
Acquisition of non-controlling interests		-	(2,209)	-	-	-	-	-	-	(2,209)	2,166	(43)
Acquisition of a subsidiary with non-controlling interests	22	-	-	-	-	-	-	-	-	-	99	99
Balance at December 31, 2022		95	8,015,885	117,912	(114,355)	877,172	2,099	105,020	(1,196,403)	7,807,425	1,602	7,809,027

* The amount was less than RMB1,000.

The notes on pages 41 to 69 form part of this interim financial report.

INTERIM REPORT 2023 ˘ MINISO Unaudited Consolidated Statement of Cash Flows (Expressed in thousands of Renminbi, except for per share data) 39 For the six months ended December 31, 2022 2021 Note RMB’000 RMB’000 Cash flows from operating activities Cash generated from operations 610,684 840,842 Income tax paid (177,428) (109,101) Net cash from operating activities 433,256 731,741 Cash flows from investing activities Payment for purchases of property, plant, equipment and intangible assets (78,032) (228,585) Payment for acquisition of land use right – (891,428) Proceeds from disposal of property, plant and equipment and intangible assets 1,637 – Payments for purchases of other investments (4,650,252) (9,213,034) Proceeds from disposal of other investments 4,054,946 9,113,034 Placement of term deposits (120,000) – Release of term deposits 221,330 – Interest income 64,684 26,437 Investment income from other investments 15,400 40,446 Acquisition of a subsidiary, net of cash acquired 4,568 (683,483) Net cash used in investing activities (485,719) (1,836,613) Cash flows from financing activities Proceeds from Hong Kong public offering and exercise of the over-allotment option, net of underwriting commissions and other issuance costs 469,683 – Proceeds from exercise of options 191 287 Repayment of loans and borrowings (206) (503) Payment of capital element and interest element of lease liabilities (170,258) (163,716) Payments of repurchase of shares (32,711) (12,604) Prepayments for repurchase of shares (3,085) (13,042) Interest paid – (881) Dividends paid 20(c) (370,787) (306,255) Payments of listing expenses relating to Hong Kong public offering (42,616) – Net cash used in financing activities (149,789) (496,714)

MINISO ˘ INTERIM REPORT 2023 (Expressed in thousands of Renminbi, except for per share data) 40 Unaudited Consolidated Statement of Cash Flows For the six months ended December 31, 2022 2021 Note RMB’000 RMB’000 Net decrease in cash and cash equivalents (202,252) (1,601,586) Cash and cash equivalents at the beginning of the period 5,348,492 6,771,653 Effect of movements in exchange rates on cash held 40,361 (18,611) Cash and cash equivalents at the end of the period 17 5,186,601 5,151,456 The notes on pages 41 to 69 form part of this interim financial report.

INTERIM REPORT 2023 ˘ MINISO Notes to the Unaudited Interim Financial Report (Expressed in thousands of Renminbi, except for per share data) 41 1 BASIS OF PREPARATION This interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), including compliance with International Accounting Standard (“IAS”) 34, Interim financial reporting, issued by the International Accounting Standards Board (“IASB”). It was authorised for issue on February 28, 2023. The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2022 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2023 annual financial statements. Details of any changes in accounting policies are set out in Note 2. The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates. This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2022 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”). The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the Hong Kong Institute of Certified Public Accountants. KPMG’s independent review report to the Board of Directors is included on page 70. 2 CHANGES IN ACCOUNTING POLICIES The IASB has issued a number of amendments to IFRSs issued by the IASB that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group’s interim financial report: • Amendments to IAS 16, Property, plant and equipment: Proceeds before intended use • Amendments to IAS 37: Onerous contracts – Cost of fulfilling a contract • Annual improvements to IFRS standards 2018-2020 • Amendments to IFRS 3: Reference to the conceptual framework None of these developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented in this interim financial report. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

42 MINISO INTERIM REPORT 2023

Notes to the Unaudited Interim Financial Report

(Expressed in thousands of Renminbi, except for per share data)

3 SEGMENT REPORTING

The Group manages its businesses by divisions, which are organized by a mixture of both brands and geography. In a manner consistent with the way in which information is reported internally to the Group's most senior executive management for the purposes of resource allocation and performance assessment, the Group has presented two reporting segments of MINISO brand and TOP TOY brand for the six months ended December 31, 2022 and 2021.

No other operating segments have been aggregated to these reportable segments, but have been aggregated and presented as "other segment". Business included as other segment did not meet the quantitative thresholds for reportable segments for the six months ended December 31, 2022 and 2021. The segment information is as follows:

Reportable segments	Operations
MINISO brand	Design, buying and sale of lifestyle products
TOP TOY brand	Design, buying and sale of pop toys

(i) Segment results, assets and liabilities

Information related to each reportable segment is set out below. Segment profit/(loss) before taxation is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments.

	As at and for the six months ended December 31, 2022				
	Reportable segments				
	MINISO brand RMB'000	TOP TOY brand RMB'000	Total reportable segments RMB'000	Other segment RMB'000	Total RMB'000
External revenues	4,993,086	222,500	5,215,586	51,292	5,266,878
Inter-segment revenue	71	3,364	3,435	144,822	148,257
Segment revenue	4,993,157	225,864	5,219,021	196,114	5,415,135
Segment profit/(loss) before taxation	1,040,381	(36,344)	1,004,037	12,730	1,016,767
Finance income	62,451	712	63,163	1,382	64,545
Finance costs	(13,619)	(2,722)	(16,341)	(4)	(16,345)
Depreciation and amortization	(162,340)	(32,093)	(194,433)	(2,044)	(196,477)
Other material non-cash items:					
– credit loss on trade and other receivables	(1,693)	(541)	(2,234)	(1,482)	(3,716)
Segment assets	9,124,431	392,432	9,516,863	177,129	9,693,992
Segment liabilities	3,564,477	527,141	4,091,618	67,380	4,158,998

INTERIM REPORT 2023 · MINISO 43

Notes to the Unaudited Interim Financial Report

(Expressed in thousands of Renminbi, except for per share data)

3 SEGMENT REPORTING (continued)

(i) Segment results, assets and liabilities (continued)

	As at and for the six months ended December 31, 2021				
	Reportable segments				
	MINISO brand RMB'000	TOP TOY brand RMB'000	Total reportable segments RMB'000	Other segment RMB'000	Total RMB'000
External revenues	5,074,106	240,328	5,314,434	112,474	5,426,908
Inter-segment revenue	–	–	–	81,600	81,600
Segment revenue	5,074,106	240,328	5,314,434	194,074	5,508,508
Segment profit/(loss) before taxation	527,792	(65,062)	462,730	27,808	490,538
Finance income	24,527	25	24,552	1,626	26,178
Finance costs	(13,623)	(3,634)	(17,257)	(9)	(17,266)
Depreciation and amortization	(166,002)	(5,235)	(171,237)	(279)	(171,516)
Other material non-cash items:					
– credit loss on trade and other receivables	(17,567)	(1,498)	(19,065)	(26)	(19,091)
– impairment loss on non-current assets	(6,072)	(3,464)	(9,536)	–	(9,536)
Segment assets	8,031,709	500,871	8,532,580	179,021	8,711,601
Segment liabilities	3,633,069	567,821	4,200,890	50,319	4,251,209

(ii) Reconciliations of information on reportable segments to the amounts reported in the financial statements

	For the six months ended December 31,	
	2022 RMB'000	2021 RMB'000
i. Revenue		
Total revenue for reportable segments	**5,219,021**	5,314,434
Revenue for other segment	**196,114**	194,074
Elimination of inter-segment revenue	**(148,257)**	(81,600)
Consolidated revenue	**5,266,878**	5,426,908
ii. Profit before taxation		
Total profit before taxation for reportable segments	**1,004,037**	462,730
Profit before taxation for other segment	**12,730**	27,808
Unallocated amounts:		
– Share of loss of an equity-accounted investee, net of tax	**–**	(8,162)
– Expenses relating to construction of headquarters building and depreciation expense of apartments for use as staff quarters	**(11,358)**	(12,420)
Consolidated profit before taxation	**1,005,409**	469,956

MINISO ˘ INTERIM REPORT 2023 (Expressed in thousands of Renminbi, except for per share data) 44 Notes to the Unaudited Interim Financial Report 3 SEGMENT REPORTING (continued) (ii) Reconciliations of information on reportable segments to the amounts reported in the financial statements (continued) As at December 31, 2022 As at June 30, 2022 RMB’000 RMB’000 iii. Assets Total assets for reportable segments 9,516,863 8,830,028 Assets for other segment 177,129 171,163 Other unallocated amounts – Assets relating to construction of headquarters building 2,055,049 2,028,095 – Apartments for use as staff quarters 248,339 252,502 Consolidated total assets 11,997,380 11,281,788 iv. Liabilities Total liabilities for reportable segments 4,901,618 4,173,410 Liabilities for other segment 67,380 62,341 Other unallocated amounts – Liabilities relating to construction of headquarters building 29,355 18,637 Consolidated total liabilities 4,188,353 4,254,388 v. Other material items For the six months ended December 31, 2022 Reportable segment totals Other segment Unallocated amount Consolidated totals RMB’000 RMB’000 RMB’000 RMB’000 Finance income 63,163 1,382 139 64,684 Finance costs (16,341) (4) – (16,345) Depreciation and amortization (194,433) (2,044) (15,686) (212,163) Credit loss on trade and other receivables (2,234) (1,482) – (3,716)

INTERIM REPORT 2023 ˘ MINISO (Expressed in thousands of Renminbi, except for per share data) 45 Notes to the Unaudited Interim Financial Report 3 SEGMENT REPORTING (continued) (ii) Reconciliations of information on reportable segments to the amounts reported in the financial statements (continued) For the six months ended December 31, 2021 Reportable segment totals Other segment Unallocated amounts Consolidated totals RMB’000 RMB’000 RMB’000 RMB’000 Finance income 24,552 1,626 259 26,437 Finance costs (17,257) (9) – (17,266) Depreciation and amortization (171,237) (279) (11,110) (182,626) Credit loss on trade and other receivables (19,065) (26) – (19,091) Impairment loss on non-current assets (9,536) – – (9,536) (iii) Geographic information The geographic information analyses the Group’s revenue and non-current assets by the Group’s country of domicile and other regions. In presenting the geographic information, segment revenue has been based on the geographic location of customers and segment assets are based on the geographic location of the assets. For the six months ended December 31, 2022 2021 RMB’000 RMB’000 i. Revenue the PRC (place of domicile) 3,360,167 4,086,285 Other Asian countries excluding the PRC 958,847 571,636 America 812,074 595,630 Europe 76,464 119,013 Others 59,326 54,344 5,266,878 5,426,908 As at December 31, 2022 As at June 30, 2022 RMB’000 RMB’000 ii. Non-current assets the PRC (place of domicile) 2,577,593 2,575,241 Other Asian countries excluding the PRC 95,889 63,021 America 209,382 204,459 Europe 4,913 10,490 2,887,777 2,853,211 Non-current assets exclude deferred tax assets and non-current prepayments.

MINISO ˘ INTERIM REPORT 2023 (Expressed in thousands of Renminbi, except for per share data) 46 Notes to the Unaudited Interim Financial Report 4 REVENUE The Group’s revenue is primarily derived from the sale of lifestyle and pop toy products through self-operated stores, franchised stores, offline distributors in the PRC and overseas and online sales conducted through the Group’s own mobile applications and self-operated online stores on third-party e-commerce platforms and through online distributors. Other sources of revenue mainly include license fees, sales-based royalties and sales-based management and consultation service fees from franchisees and distributors. (i) Disaggregation of revenue In the following table, revenue from contracts with customers is disaggregated by major products and service lines, primary geographical markets and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the Group’s reportable segments (see Note 3). For the six months ended December 31, 2022 2021 RMB’000 RMB’000 Major products/service lines – Sales of lifestyle and pop toy products – Retail sales in self-operated stores 419,628 291,238 – Product sales to franchisees 2,537,738 2,988,169 – Sales to offline distributors 1,381,140 1,073,836 – Online sales 374,502 367,075 – Other sales channels 41,703 97,293 Sub-total 4,754,711 4,817,611 – License fees, sales-based royalties, and sales-based management and consultation service fees – License fees 48,288 51,372 – Sales-based royalties 43,245 53,392 – Sales-based management and consultation service fees 212,302 263,002 Sub-total 303,835 367,766 – Others* 208,332 241,531 5,266,878 5,426,908 Timing of revenue recognition – Point in time 4,861,784 5,059,142 – Over time 405,094 367,766 Revenue from contracts with customers 5,266,878 5,426,908 Note: * Others mainly represented sales of fixtures to franchisees and distributors. No revenue from individual customer contributing over 10% of total revenue of the Group during the six months ended December 31, 2022 and 2021.

INTERIM REPORT 2023 ˘ MINISO (Expressed in thousands of Renminbi, except for per share data) 47 Notes to the Unaudited Interim Financial Report 4 REVENUE (continued) (ii) Contract balances The following table provides information about receivables, contract liabilities from contracts with customers. As at December 31, 2022 As at June 30, 2022 Note RMB’000 RMB’000 Receivables, which are included in ‘trade and other receivables’ 16 271,111 290,681 Contract liabilities – Current portion (337,214) (361,522) – Non-current portion (49,895) (51,658) Total contract liabilities (387,109) (413,180) As at December 31, 2022 As at June 30, 2022 RMB’000 RMB’000 Contract liabilities are analyzed as follows: – Advance payments received from customers for purchase of goods 235,120 219,192 – Deferred revenue related to license fees 79,126 88,536 – Deferred revenue related to membership fees 61,207 96,025 – Deferred revenue related to loyalty points 11,656 9,427 387,109 413,180 The Group requests 100% advance payment for purchase of goods from certain overseas distributors prior to delivery of goods. This gives rise to contract liabilities at the start of a sales order, until the revenue of sales of products recognized on the corresponding sale order exceeds the amount of payments received in advance. Unamortized portion of upfront license fees, membership fees received and deferred revenue associated with loyalty points were recognized as contract liabilities.

MINISO ˘ INTERIM REPORT 2023 (Expressed in thousands of Renminbi, except for per share data) 48 Notes to the Unaudited Interim Financial Report 4 REVENUE (continued) (iii) Seasonality of operations and COVID-19 impact on revenue The Group’s business is subject to seasonal fluctuation, typically with relatively stronger performance in the quarters ended September 30 and December 31, which were mainly due to the higher retail demand in holiday seasons. As a result, the Group typically reports higher revenues for the first half of the year, than the second half. During the six months ended December 31, 2022, the pandemic outbreaks of the Omicron variants of COVID-19 across China adversely impacted the Group’s retail sales and product sales to franchisees, as a result of governmental control measures and the increased number of COVID-19 infected people. During the six months ended December 31, 2022, the sales of a majority of the Group’s overseas self-operated stores and stores owned by overseas distributors have recovered to pre-pandemic level, with more and more overseas markets having lifted their pandemic control measures. 5 OTHER INCOME For the six months ended December 31, 2022 2021 RMB’000 RMB’000 Tax refund 1,247 1,610 Government grants (Note (i)) 9,825 13,920 Income from depositary bank (Note (ii)) 3,239 3,056 14,311 18,586 Notes: (i) Government grants mainly represented unconditional cash awards granted by the local authorities in the PRC. During the six months ended December 31, 2021, government grants also included subsidies obtained by the subsidiaries in the U.S. under the Paycheck Protection Program Rule with an aggregated amount of USD1,320,000 (equivalent to RMB8,550,000). (ii) The Company received an initial payment of USD4,690,000 (equivalent to RMB30,995,000) from depositary bank in December 2020, in connection with the establishment and maintenance of depositary receipt. The amount was amortized using the straight-line method over a five-year arrangement period and was recorded in other income.

INTERIM REPORT 2023 ˘ MINISO (Expressed in thousands of Renminbi, except for per share data) 49 Notes to the Unaudited Interim Financial Report 6 EXPENSES BY NATURE For the six months ended December 31, 2022 2021 RMB’000 RMB’000 Cost of inventories (Note 15(a)) 3,196,112 3,762,590 Payroll and employee benefits (Note (i)) 377,974 451,593 Rental and related expenses 20,486 9,170 Depreciation and amortization (Note (ii)) 212,163 182,626 Licensing expenses 101,976 73,946 Promotion and advertising expenses 147,244 137,067 Logistics expenses 146,872 150,679 Travelling expenses 31,858 37,400 Other expenses 158,568 188,813 Total cost of sales, selling and distribution and general and administrative expenses 4,393,253 4,993,884 Notes: (i) Payroll and employee benefits are analyzed as follows: For the six months ended December 31, 2022 2021 RMB’000 RMB’000 Salaries, wages and bonus 303,091 341,161 Contributions to social security contribution plan 36,314 38,482 Welfare expenses 11,989 21,550 Equity-settled share-based payment expenses (Note 21) 26,580 50,400 377,974 451,593 (ii) Depreciation and amortization are analyzed as follows: For the six months ended December 31, 2022 2021 RMB’000 RMB’000 Property, plant and equipment (Note 11) 34,769 25,937 Right-of-use assets (Note 12) 177,956 145,841 Less: amount capitalized as construction in progress (11,302) – Intangible assets (Note 13) 10,740 10,848 212,163 182,626

MINISO ˘ INTERIM REPORT 2023 (Expressed in thousands of Renminbi, except for per share data) 50 Notes to the Unaudited Interim Financial Report 7 OTHER NET INCOME For the six months ended December 31, 2022 2021 RMB’000 RMB’000 Net foreign exchange gain/(loss) 54,189 (11,489) Losses on disposal of property, plants and equipment and intangible assets (2,796) (1,898) Investment income from other investments 15,400 40,446 Scrap income 6,583 6,387 Net change in fair value of other investments 3,840 5,321 Litigation compensation (1,863) (8,834) Gains relating to cancellation and modification of lease contracts 1,560 17,635 Others (4,063) (1,604) 72,850 45,964 8 NET FINANCE INCOME For the six months ended December 31, 2022 2021 RMB’000 RMB’000 Finance income – Interest income 64,684 26,437 64,684 26,437 Finance costs – Interest on loans and borrowings (116) (302) – Interest on lease liabilities (16,229) (16,964) (16,345) (17,266) Net finance income 48,339 9,171

INTERIM REPORT 2023 ˘ MINISO (Expressed in thousands of Renminbi, except for per share data) 51 Notes to the Unaudited Interim Financial Report 9 INCOME TAXES (a) Taxation recognized in consolidated profit or loss: For the six months ended December 31, 2022 2021 RMB’000 RMB’000 Amounts recognized in consolidated profit or loss Current tax Provision for the period 253,348 124,979 Deferred tax Origination and reversal of temporary differences (11,850) 6,359 Tax expense 241,498 131,338 (b) Reconciliation between tax expense and accounting profit at applicable tax rates: For the six months ended December 31, 2022 2021 RMB’000 RMB’000 Profit before taxation 1,005,409 469,956 Notional tax on profit before taxation, calculated at the rates applicable to profits in the jurisdictions concerned 231,673 119,697 Tax effect of share-based compensation expenses and employee compensation expenses (Note 6(i)) 6,426 12,600 Tax effect of other non-deductible expenses 8,811 1,662 Effect of preferential tax treatments on assessable profits of a subsidiary (9,043) (10,080) Tax effect of exempted and non-taxable interest income (4,352) (2,105) Effect of unused tax losses not recognized 7,058 10,093 Effect of deductible temporary differences not recognized/ (utilized) 925 (529) Actual tax expenses 241,498 131,338

MINISO ˘ INTERIM REPORT 2023 (Expressed in thousands of Renminbi, except for per share data) 52 Notes to the Unaudited Interim Financial Report 10 EARNINGS PER SHARE (a) Basic earnings per share The calculation of basic earnings per share has been based on the following profit attributable to ordinary shareholders and weighted-average number of ordinary shares outstanding. (i) Profit attributable to ordinary shareholders (basic): For the six months ended December 31, 2022 2021 RMB’000 RMB’000 Profit attributable to the equity shareholders of the Company 764,090 336,779 Less: Allocation of undistributed earnings to holders of unvested restricted shares (424) (944) Profit used to determine basic earnings per share 763,666 335,835 The unvested restricted shares granted to employees under the 2020 Share Incentive Plan (see Note 21) are entitled to non-forfeitable dividends during the vesting period. For the purpose of calculating basic earnings per share, the numerators are thus be adjusted for the undistributed earnings attributed to these unvested shares in accordance with their participating rights, which have not been recognized in profit or loss. (ii) Weighted-average number of ordinary shares (basic): The weighted average number of ordinary shares of 1,242,012,925 and 1,206,451,996 in issue for the six months ended December 31, 2022 and 2021, respectively, were calculated as follows: For the six months ended December 31, 2022 2021 Number of shares Number of shares Issued ordinary share at July 1, 2021 and 2022 1,202,646,619 1,204,860,715 Effect of shares issued relating to Hong Kong public offering and exercise of the over-allotment option 38,800,070 – Effect of shares released from share incentive plan (Note 21) 1,955,734 1,615,808 Effect of repurchase of shares (Note 20(b)) (1,389,498) (24,527) Weighted average number of ordinary shares 1,242,012,925 1,206,451,996

INTERIM REPORT 2023 MINISO 53

Notes to the Unaudited Interim Financial Report

(Expressed in thousands of Renminbi, except for per share data)

10 EARNINGS PER SHARE (continued)

(b) Diluted earnings per share

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares.

During the six months ended December 31, 2022 and 2021, the calculation of diluted earnings per share was based on the profit attributable to ordinary equity shareholders of the Company of RMB764,090,000 and RMB336,779,000 and the weighted average number of ordinary shares of 1,248,539,520 shares and 1,217,411,723 shares, after adjusting by the dilutive effect of share incentive plan, calculated as follows:

	For the six months ended December 31,	
	2022 Number of shares	2021 Number of shares
Weighted average number of ordinary shares, basic	**1,242,012,925**	1,206,451,996
Dilutive effect of share incentive plan (Note 21)	**6,526,595**	10,959,727
Weighted average number of ordinary shares, diluted	**1,248,539,520**	1,217,411,723

11 PROPERTY, PLANT AND EQUIPMENT

	Apartments RMB'000	Leasehold improvements RMB'000	Office equipment RMB'000	Store operating equipment RMB'000	Motor vehicles RMB'000	Moulds RMB'000	Construction in progress RMB'000	Total RMB'000
Net book value at July 1, 2022	235,101	73,388	25,586	16,940	891	9,184	58,804	419,894
Additions	-	27,032	2,970	3,720	351	15,266	33,362	82,701
Acquisitions through business combination (Note 22)	-	451	855	33	-	-	-	1,339
Disposals	-	(1,673)	(1,193)	(328)	-	(190)	-	(3,384)
Depreciation	(4,214)	(11,458)	(5,050)	(2,651)	(225)	(11,171)	-	(34,769)
Exchange adjustments	-	1,817	44	60	16	-	-	1,937
Net book value at December 31, 2022	230,887	89,557	23,212	17,774	1,033	13,089	92,166	467,718

Apartments represent the apartments located in the PRC acquired from a third party. As of December 31, 2022, the property ownership certificates of certain apartments were still under processing.

54 MINISO INTERIM REPORT 2023

Notes to the Unaudited Interim Financial Report

(Expressed in thousands of Renminbi, except for per share data)

12 RIGHT-OF-USE ASSETS

The analysis of the net book value of right-of-use assets by class of underlying asset is as follows:

	Property RMB'000	Warehouse equipment RMB'000	Land use right RMB'000	Total RMB'000
Net book value at July 1, 2022	583,906	6,804	1,751,879	2,342,589
Additions	207,409	–	–	207,409
Derecognition	(39,170)	–	–	(39,170)
Depreciation	(153,578)	(1,774)	(22,604)	(177,956)
Exchange adjustments	4,228	–	–	4,228
Net book value at December 31, 2022	602,795	5,030	1,729,275	2,337,100

During the six months ended December 31, 2022, the Group entered into new lease agreements for properties, mainly including offices space, warehouse storage and retail stores. The new leases of offices space typically run for a period of two to three years, new leases of warehouse storage typically run for two to three years, and new leases of retail stores typically run for two to five years.

The analysis of expense items in relation to leases recognized in profit or loss is as follows:

	For the six months ended December 31,	
	2022 RMB'000	2021 RMB'000
Depreciation charge of right-of-use assets by class of underlying asset:		
Property	153,578	135,926
Warehouse equipment	1,774	1,988
Land use right	22,604	7,927
	177,956	145,841
Interest on lease liabilities (Note 8)	16,229	16,964
Expense relating to short-term leases and other leases with remaining lease term ending on or before December 31	10,234	18,318
Variable lease payments not included in the measurement of lease liabilities	7,090	2,902
COVID-19 rent concessions	–	(28,249)

INTERIM REPORT 2023 ˇ MINISO 55

Notes to the Unaudited Interim Financial Report

(Expressed in thousands of Renminbi, except for per share data)

13 INTANGIBLE ASSETS

During the six months ended December 31, 2022 and 2021, the Group acquired software with costs of RMB1,114,000 and RMB3,167,000, respectively. Amortization amounted to RMB10,740,000 and RMB10,848,000 during the six months ended December 31, 2022 and 2021, respectively.

14 OTHER INVESTMENTS

	As at December 31, 2022 RMB'000	As at June 30, 2022 RMB'000
Financial assets measured at FVTPL		
– Investments in trust investment schemes	**207,840**	208,649
– Investments in wealth management products	**601,801**	–
– Others	**–**	1,874
	809,641	210,523

In December 2020, the Group invested in a trust investment scheme ("Trust Scheme A") established and managed by a trust company as the trustee with the principal of RMB100,000,000 and an initial investment period of within one year. The Group subsequently extended the investment period to March 2023. Pursuant to the agreement, the Trust Scheme A is designated to make the majority of its investments in debt securities, while the principal and return of the investment are not guaranteed. Fair value of this investment as of December 31, 2022 and June 30, 2022 was estimated to be RMB106,550,000 and RMB103,537,000, respectively.

In July 2021, the Group invested in another trust investment scheme ("Trust Scheme B") established and managed by a trust company as the trustee with the principal of RMB100,000,000 and an initial investment period of within one year. The Group subsequently extended the investment period to July 2023. Pursuant to the agreement, the Trust Scheme B is designated to make the majority of its investments in debt securities, while the principal and return of the investment are not guaranteed. Fair value of this investment as of December 31, 2022 and June 30, 2022 was estimated to be RMB101,290,000 and RMB105,112,000, respectively.

As at December 31, 2022, the Group invested in certain wealth management products managed by the banks and a financial institution in the PRC, with an aggregate principal amount of RMB602,260,000, which are redeemable on demand. The underlying investment portfolio of these wealth management products mainly include debt securities and other financial instruments with fixed return. Principal amount of these wealth management products is not guaranteed to be fully recovered. Return of investment in these wealth management products is not guaranteed. Fair values of the above investments in wealth management products as at December 31, 2022 were estimated to be RMB601,801,000.

Information about the Group's fair value measurement, is included in Note 23.

MINISO ˘ INTERIM REPORT 2023 (Expressed in thousands of Renminbi, except for per share data) 56 Notes to the Unaudited Interim Financial Report 15 INVENTORIES As at December 31, 2022 As at June 30, 2022 RMB’000 RMB’000 Finished goods 1,471,097 1,186,810 Low-value consumables 3,695 1,285 1,474,792 1,188,095 (a) The analysis of the amount of inventories recognized as an expense and included in profit or loss is as follows: For the six months ended December 31, 2022 2021 RMB’000 RMB’000 Carrying amount of inventories sold 3,200,082 3,797,276 Reversal of write-down of inventories (3,970) (34,686) Cost of inventories recognized in consolidated statements of profit or loss 3,196,112 3,762,590

INTERIM REPORT 2023 ˘ MINISO (Expressed in thousands of Renminbi, except for per share data) 57 Notes to the Unaudited Interim Financial Report 16 TRADE AND OTHER RECEIVABLES As at December 31, 2022 As at June 30, 2022 RMB’000 RMB’000 Current Trade receivables 360,569 375,798 Less: loss allowance (89,458) (85,117) Trade receivables, net of loss allowance 271,111 290,681 Amounts due from related parties 10,549 5,105 Miscellaneous expenses paid on behalf of franchisees 281,523 246,097 Value-added tax (“VAT”) recoverable 260,607 182,906 Rental deposits 113,631 101,124 Receivables due from on-line payment platforms and banks (i) 42,965 26,806 Prepayments for inventories 41,199 52,476 Prepayments for licensing expenses 35,073 35,223 Prepayments for listing expenses relating to Hong Kong public offering – 58,560 Others 51,843 57,220 1,108,501 1,056,198 Note: (i) Receivables due from on-line payment platforms and banks mainly represented the proceeds of online sales through e-commerce platforms collected by and retained in third-party online payment platforms. Withdrawal of the balances retained in online payment platforms could be made anytime upon the Group’s instructions. The amounts also included those due from banks for offline sales made through customer credit/debit cards and other online payment platforms that require overnight processing by the collection banks.

MINISO ˘ INTERIM REPORT 2023 (Expressed in thousands of Renminbi, except for per share data) 58 Notes to the Unaudited Interim Financial Report 16 TRADE AND OTHER RECEIVABLES (continued) Aging analysis As of the end of each reporting period, the aging analysis of trade receivables, based on the invoice date and net of loss allowance, is as follows: As at December 31, 2022 As at June 30, 2022 RMB’000 RMB’000 Within 90 days 228,426 182,184 91 to 180 days 28,688 89,050 181 to 360 days 9,156 8,108 361 to 540 days 4,818 11,233 Over 540 days 23 106 271,111 290,681 17 CASH AND CASH EQUIVALENTS Cash and cash equivalents comprise: As at December 31, 2022 As at June 30, 2022 RMB’000 RMB’000 Cash on hand 542 450 Cash at bank 5,186,059 5,348,042 Cash and cash equivalents as presented in the consolidated statements of financial position and in the consolidated statements of cash flows 5,186,601 5,348,492

INTERIM REPORT 2023 ˘ MINISO (Expressed in thousands of Renminbi, except for per share data) 59 Notes to the Unaudited Interim Financial Report 18 TRADE AND OTHER PAYABLES As at December 31, 2022 As at June 30, 2022 RMB’000 RMB’000 Trade payables 604,291 649,415 Payroll payable 86,214 68,969 Accrued expenses 200,738 264,905 Other taxes payable 35,938 52,078 Deposits 1,851,254 1,875,380 Amounts due to related parties 10,990 13,710 Others 150,427 148,534 2,939,852 3,072,991 Aging analysis As of the end of reporting period, the aging analysis of trade payables, based on the invoice date, is as follows: As at December 31, 2022 As at June 30, 2022 RMB’000 RMB’000 Within 1 month 553,635 599,280 1 to 3 months 41,964 32,308 3 months to 1 year 3,639 5,010 Over 1 year 5,053 12,817 604,291 649,415

60 MINISO INTERIM REPORT 2023

Notes to the Unaudited Interim Financial Report

(Expressed in thousands of Renminbi, except for per share data)

19 LEASE LIABILITIES

The following table shows the remaining contractual maturities of the Group's lease liabilities at the end of the reporting periods:

	As at December 31, 2022		As at June 30, 2022	
	Present value of the minimum lease payments RMB'000	Total minimum lease payments RMB'000	Present value of the minimum lease payments RMB'000	Total minimum lease payments RMB'000
Within 1 year	**266,487**	**272,297**	257,997	263,332
After 1 year but within 2 years	**198,449**	**207,457**	176,047	188,172
After 2 years but within 5 years	**187,766**	**210,603**	188,031	215,398
After 5 years	**21,947**	**33,922**	28,990	39,421
	408,162	**451,982**	393,068	442,991
	674,649	**724,279**	651,065	706,323
Less: total future interest expenses		**(49,630)**		(55,258)
Present value of lease liabilities		**674,649**		651,065

INTERIM REPORT 2023 ˘ MINISO (Expressed in thousands of Renminbi, except for per share data) 61 Notes to the Unaudited Interim Financial Report 20 CAPITAL AND RESERVES (a) Share capital and additional paid-in capital (i) Pursuant to the annual general meeting of shareholders of the Company held on July 11, 2022, upon and with effective from the Company’s listing on the Hong Kong Stock Exchange, all the authorized Class A ordinary shares (whether issued or unissued) and Class B ordinary shares (whether issued or unissued) are redesignated as ordinary shares of a par value of US$0.00001 each. (ii) On July 13, 2022, the Company completed its dual primary listing on the Hong Kong Stock Exchange. Upon completion of the dual primary listing and exercise of the over-allotment option, the Company issued 41,100,000 and 486,200 ordinary shares respectively, with a par value of US$0.00001 each and offer price of HK$13.80 each. (iii) During the six months ended December 31, 2022, 3,142,908 of restricted shares and options were vested and exercised, and were released from treasury shares into ordinary shares. (iv) As of December 31, 2022, analysis of the Company’s issued shares including treasury shares reserved for the share incentive plan, was as follows: Number of shares Share capital RMB’000 Ordinary shares 1,266,986,555 95 (b) Repurchase and cancellation of shares On December 21, 2021, the board of directors authorized a share repurchase program under which the Company may repurchase up to USD200 million of its shares until September 21, 2022 (the “2021 share repurchase program”). On September 29, 2022, the board of directors authorized a new share repurchase program under which the Company may repurchase up to USD100 million of its shares within a period of 12 months starting from September 29, 2022 (the “2022 share repurchase program”).

62 MINISO INTERIM REPORT 2023

Notes to the Unaudited Interim Financial Report

(Expressed in thousands of Renminbi, except for per share data)

20 CAPITAL AND RESERVES (continued)

(b) Repurchase and cancellation of shares (continued)

During the six months ended December 31, 2022, the Company repurchased ordinary shares under the 2021 and 2022 share repurchase program as follows:

Month	Shares repurchased on the New York Stock Exchange				Shares repurchased on the Hong Kong Stock Exchange			
	Number of shares repurchased	Highest price paid per share USD	Lowest price paid per share USD	Aggregate price paid USD'000	Number of shares repurchased	Highest price paid per share HKD	Lowest price paid per share HKD	Aggregate price paid HKD'000
July 2022	40,000	1.94	1.94	78	-	-	-	-
September 2022	36,360	1.39	1.39	51	-	-	-	-
October 2022	2,921,668	1.39	1.12	3,692	166,000	10.38	9.98	1,696
November 2022	375,200	1.50	1.40	549	-	-	-	-
Total	3,373,228			4,370	166,000			1,696
Equivalent to RMB'000				31,175				1,536

Pursuant to 2021 share repurchase program, the Company had repurchased a total of 6,187,636 ordinary shares on the New York Stock Exchange as of September 21, 2022, the expiry date of the program. In October 2022, the board of directors of the Company approved to transferred all these 6,187,636 repurchased shares to special purpose vehicles for future grants of share incentive awards under the 2020 Share Incentive Plan.

Under the 2022 share repurchase program, 166,000 shares repurchased on the Hong Kong Stock Exchange were cancelled as of December 31, 2022, 3,296,868 shares repurchased on the New York Stock Exchange as of December 31, 2022 were subsequently cancelled in January 2023.

(c) Dividends

During the six months ended December 31, 2022, special cash dividends of US$0.043 per ordinary share, amounting to USD53,640,000 (equivalent to RMB370,787,000), were declared and paid by the Company. The dividends were distributed from additional paid-in capital.

During the six months ended December 31, 2021, dividends of US$0.039 per ordinary share, amounting to USD47,178,000 (equivalent to RMB306,255,000), in respect of the fiscal year ended June 30, 2021 were declared and paid by the Company. The dividends were distributed from additional paid-in capital.

INTERIM REPORT 2023 ˘ MINISO (Expressed in thousands of Renminbi, except for per share data) 63 Notes to the Unaudited Interim Financial Report 21 EQUITY SETTLED SHARE-BASED PAYMENTS The Group has adopted 2020 Share Incentive Plan, pursuant to which, restricted shares, options, restricted share units or other types of award approved by the board of directors may be granted to employees, directors and consultants with an incentive for outstanding performance. The maximum aggregate number of shares issued under the 2020 Share Incentive Plan increased from 92,586,048 to 98,773,684 since October 2022 (Note 20(b)). (a) Share awards Movements in the number of restricted shares granted to employees and the respective weighted-average grant date fair value are as follows: Number of restricted shares Weighted-average exercise price US$ per restricted share Weighted-average grant date fair value US$ per restricted share Outstanding as of July 1, 2022 2,540,420 0.036 7.67 Vested (2,496,668) 0.036 7.67 Forfeited (43,752) 0.036 7.67 Outstanding as of December 31, 2022 – 0.036 7.67 Total compensation expense calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statements of profit or loss for aforementioned share-based awards granted to the Group’s employees were RMB613,000 and RMB3,099,000 for the six months ended December 31, 2022 and 2021, respectively. (b) Options The option activities during the six months ended December 31, 2022 are summarized as follows: Number of options Weighted-average exercise price US$ per share Weighted-average grant date fair value US$ per share Outstanding at July 1, 2022 8,918,492 0.036 3.67 Exercised (756,856) 0.036 4.26 Forfeited (1,685,000) 0.036 3.27 Outstanding at December 31, 2022 6,476,636 0.036 3.70 Exercisable at December 31, 2022 1,751,636 0.036 3.55 Non-vested at December 31, 2022 4,725,000 0.036 3.76 Total compensation expense calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statements of profit or loss for the above options granted to the Group’s employees were RMB21,072,000 and RMB47,301,000 for the six months ended December 31, 2022 and 2021, respectively.

MINISO ˘ INTERIM REPORT 2023 (Expressed in thousands of Renminbi, except for per share data) 64 Notes to the Unaudited Interim Financial Report 21 EQUITY SETTLED SHARE-BASED PAYMENTS (continued) (c) Restricted share units Under the 2020 Share Incentive Plan, the board of directors approved the grant of restricted shares units (“RSUs”) to purchase 143,436 and 1,055,800 ordinary shares of the Company to an independent non-executive director and certain employees of the Group at nil purchase price and US$0.036 per share in October and December 2022, respectively. The above RSUs were divided into two to five tranches on an equal basis at their grant dates. The first tranche immediately vested on the grant day or after a specified period, and the remaining tranches will vest based on individual vesting schedules ranging from one to four years from the grant date, on the condition that employees remain in service without any performance requirements. Movements in the number of RSUs granted and the respective weighted-average grant date fair value are as follows: Number of RSUs Weighted-average purchase price US$ per RSU Weighted-average grant date fair value US$ per RSU Outstanding as of July 1, 2022 – – – Granted 1,199,236 0.032 2.69 Vested (229,336) 0.023 2.29 Outstanding as of December 31, 2022 969,900 0.034 2.78 The fair value of RSUs was determined with reference to the market price of the Company’s ordinary shares at the respective grant date. The fair value of RSUs granted in October 2022 and December 2022 were US$172,000 (equivalent to RMB1,224,000) and US$3,050,000 (equivalent to RMB21,273,000), respectively. Total compensation expense calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statements of profit or loss for aforementioned RSUs granted were RMB4,895,000 for the six months ended December 31, 2022.

INTERIM REPORT 2023 ˘ MINISO (Expressed in thousands of Renminbi, except for per share data) 65 Notes to the Unaudited Interim Financial Report 22 ACQUISITION OF SUBSIDIARIES On November 30, 2022, the Group acquired 90% of shares and voting rights in MINISO VIETNAM LIMITED LIABILITY COMPANY from a third party, at a cash consideration of VND3,097,377,000 (equivalent to RMB893,000). The following summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition: RMB’000 Property, plant and equipment 1,339 Right-of-use assets 10,467 Inventories 11,573 Trade and other receivables 12,852 Cash and cash equivalents 5,461 Trade and other payables (25,387) Lease liabilities (15,313) Total identifiable net assets acquired 992 Less: non-controlling interest (99) Total consideration transferred 893

MINISO ˘ INTERIM REPORT 2023 (Expressed in thousands of Renminbi, except for per share data) 66 Notes to the Unaudited Interim Financial Report 23 FAIR VALUES MEASUREMENT OF FINANCIAL INSTRUMENTS (i) Financial assets and liabilities measured at fair value Fair value hierarchy The following table presents the fair value of the Group’s financial instruments measured at the end of the period presented on a recurring basis, categorized into the three-level fair value hierarchy as defined in IFRS 13, Fair value measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows: • Level 1 valuations: Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date. • Level 2 valuations: Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available. • Level 3 valuations: Fair value measured using significant unobservable inputs. The following table presents the Group’s financial assets that are measured at fair value at the end of each reporting date: Fair value at December 31, 2022 Fair value measurements as at December 31, 2022 categorized into Level 1 Level 2 Level 3 RMB’000 RMB’000 RMB’000 RMB’000 Recurring fair value measurement Assets: – Other investments 809,641 – 809,641 – Fair value at June 30, 2022 Fair value measurements as at June 30, 2022 categorized into Level 1 Level 2 Level 3 RMB’000 RMB’000 RMB’000 RMB’000 Recurring fair value measurement Assets: – Other investments 210,523 1,874 208,649 –

INTERIM REPORT 2023 ˘ MINISO (Expressed in thousands of Renminbi, except for per share data) 67 Notes to the Unaudited Interim Financial Report 23 FAIR VALUES MEASUREMENT OF FINANCIAL INSTRUMENTS (continued) (i) Financial assets and liabilities measured at fair value (continued) Fair value hierarchy (continued) During the six months ended December 31, 2022, there were no transfers between Level 1 and Level 2, or transfer into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of each reporting period in which they occur. Other investments in level 1 as at June 30, 2022 represented an investment in monetary fund. The fair value of this investment was determined based on the market price at the balance sheet date. Other investments in level 2 as at December 31, 2022 and June 30, 2022 represented investments in trust investment schemes and wealth management products. The fair value of these investments was determined by the Group with reference to the fair value quoted by the trust company, banks and the financial institution, that established and managed the investments (see Note 14), using expected return rates currently available for instruments with similar terms, credit risk, remaining terms and other market data. The gains arising from the remeasurement of fair value of other investments are included in other net income in the consolidated statements of profit or loss. (ii) Fair values of financial assets and liabilities carried at other than fair value The carrying amounts of the Group’s financial instruments carried at amortized cost are not materially different from their fair values as at December 31, 2022 and June 30, 2022 because of the short-term maturities of these financial instruments. 24 COMMITMENTS (a) Capital commitments outstanding as at December 31, 2022 not provided for in the financial statements were as follows: As at December 31, 2022 As at June 30, 2022 RMB’000 RMB’000 Contracted purchase of software – 1,000 Contracted purchase of construction projects 810,242 830,573 Contracted for 810,242 831,573 Authorized but not contracted for 11,279 11,279 Total 821,521 842,852

MINISO ˘ INTERIM REPORT 2023 (Expressed in thousands of Renminbi, except for per share data) 68 Notes to the Unaudited Interim Financial Report 25 CONTINGENCIES (a) The commitment of tax payments On October 13, 2020, Mingyou Industrial Investment (Guangzhou) Co., Ltd. (“Mingyou”), being a subsidiary of the Group’s equity-accounted investee prior to October 27, 2021 and a subsidiary of the Group since October 27, 2021, was set up to acquire the land use right of a parcel of land and to establish a new headquarters building for the Group in a district in Guangzhou, the PRC. In connection with the acquisition of the land use right and the construction of new headquarter building by Mingyou, on November 26, 2020, MINISO Guangzhou entered into a letter of intent (“the Letter”) with the local government of that district, whereby MINISO Guangzhou committed to the local government that the aggregate amount of tax levies paid by the subsidiaries of MINISO Guangzhou in that district and Mingyou would be no less than RMB965,000,000 for a five-year period starting from January 1, 2021. If the above entities fail to meet such commitment, MINISO Guangzhou will be liable to compensate the shortfall. In April 2022, MINISO Guangzhou provided a performance guarantee of RMB175,000,000 issued by a commercial bank to this local government in respect of the commitment of tax payments for the calendar year of 2022, which was valid from April 1, 2022 to March 31, 2023. The directors have assessed that, based on the relevant taxes and surcharges paid and payable during the calendar year of 2022, the above entities have met the commitment for the calendar year of 2022 and it thus is not probable that MINISO Guangzhou needs to make such compensation to the local government under the above performance guarantee. No provision has therefore been made in respect of this matter as of December 31, 2022. (b) Lawsuit relating to illicit competition During the year ended June 30, 2022, Shenzhen Purcotton Technology Co., Ltd initiated a legal proceeding against certain PRC subsidiaries of the Group, one of the Group’s suppliers and a store operated by one of the Group’s franchisees relating to an illicit competition dispute. The total amount claimed against the PRC subsidiaries was approximately RMB30 million. Based on the assessment of the Group’s litigation counsels, the probability of the subsidiaries losing the case is considered low, and even if the claimant were to prevail, the compensation amount ordered by the courts is expected to be immaterial and much lower than the total amount claimed. Therefore, no provision was made in respect of the claim as of December 31, 2022. (c) Securities class action A shareholder class action lawsuit relating to the disclosures in the Company’s IPO registration and prospectus was filed against the Company and certain of the Company’s officers and directors on August 17, 2022 in the United States. Plaintiffs purport to bring this action on behalf of a class of similarly situated investors and seek monetary damages on behalf of the class. This action is currently at its preliminary stage and the directors are unable to assess the outcome of the action or reliably estimate the potential losses, if any. Therefore, no provision was made in respect of this action as of December 31, 2022.

INTERIM REPORT 2023 ˘ MINISO (Expressed in thousands of Renminbi, except for per share data) 69 Notes to the Unaudited Interim Financial Report 26 MATERIAL RELATED PARTY TRANSACTIONS During the six months ended December 31, 2022 and 2021, the Group had the following material related party transactions: (i) Key management personnel compensation Key management personnel compensation comprised the following: For the six months ended December 31, 2022 2021 RMB’000 RMB’000 Short-term employee benefits 8,208 8,146 (ii) Other transactions with related parties For the six months ended December 31, 2022 2021 RMB’000 RMB’000 Sales of lifestyle products 11,305 7,471 Provision of information technology support and consulting services 2,730 16,673 Purchase of lifestyle products 7,409 13,366 Provision of guarantee for a subsidiary of the then equity-accounted investee – 160,000 Purchase of catering services 2,808 6,395 Payment of lease liabilities 8,688 –

MINISO ˘ 70 INTERIM REPORT 2023 Review Report Review report to the Board of Directors of MINISO Group Holding Limited (Incorporated in Cayman Islands with limited liability) INTRODUCTION We have reviewed the interim financial report set out on pages 33 to 69 which comprises the consolidated statement of financial position of MINISO Group Holding Limited (the “Company”) as of December 31, 2022 and the related consolidated statement of profit or loss, consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the six months then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and International Accounting Standard 34, Interim financial reporting, issued by the International Accounting Standards Board. The directors are responsible for the preparation and presentation of the interim financial report in accordance with International Accounting Standard 34. Our responsibility is to form a conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. SCOPE OF REVIEW We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion. CONCLUSION Based on our review, nothing has come to our attention that causes us to believe that the interim financial report as at December 31, 2022 is not prepared, in all material respects, in accordance with International Accounting Standard 34, Interim financial reporting. KPMG Certified Public Accountants 8th Floor, Prince’s Building 10 Chater Road Central, Hong Kong February 28, 2023

INTERIM REPORT 2023 ˘ MINISO Definitions 71 “2020 Share Incentive Plan” the share incentive plan our Company adopted in September 2020, as amended from time to time “ADS(s)” American Depositary Shares, each of which represents four Shares “Articles of Association” the articles of association of the Company, as amended from time to time “associate(s)” has the meaning ascribed to it under the Listing Rules “Audit Committee” the audit committee of the Board “Authorised Representative” the authorised representative under Rule 3.05 of the Listing Rules “Board” the board of Directors “BVI” British Virgin Islands “China” or “the PRC” the People’s Republic of China, and for the purposes of this interim report only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan “Companies Ordinance” Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time “Company”, “we”, “us”, or “our” MINISO Group Holding Limited (名創優品集團控股有限公司), a company with limited liability incorporated in the Cayman Islands on January 7, 2020 “Compensation Committee” the compensation committee of the Board “connected person(s)” has the meaning ascribed to it under the Listing Rules “Controlling Shareholder(s)” has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Ye, Ms. Yang and the intermediary companies through which Mr. Ye and Ms. Yang have an interest in the Company, namely, Mini Investment Limited, YGF MC Limited, YGF Development Limited, YYY MC Limited and YYY Development Limited “core SKU” SKU that generates over RMB100,000 in sales for over a consecutive 12-month period “Corporate Governance Code” the Corporate Governance Code as set out in Appendix 14 to the Listing Rules, as amended from time to time “Director(s)” the director(s) of our Company

MINISO ˘ 72 INTERIM REPORT 2023 Definitions “first-tier cities” Beijing, Shanghai, Guangzhou and Shenzhen “Global Offering” the Hong Kong Public Offering and the International Offering “GMV” the total value of all merchandises sold by us and our retail partners and distributors to end-customers, before deducting sales rebates and including the value-added taxes and sales taxes collected from consumers, as applicable, regardless of whether the merchandises are returned “Group”, “our Group”, “the Group”, “we”, “us”, or “our” the Company and its subsidiaries from time to time, and where the context requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time “Hong Kong” the Hong Kong Special Administrative Region of the PRC “Hong Kong Public Offering” the offer of the Hong Kong Offer Shares for subscription by the public in Hong Kong at the Public Offer Price (plus brokerage of 1%, SFC transaction levy of 0.0027%, FRC transaction levy of 0.00015% and Hong Kong Stock Exchange trading fee of 0.005%) on the terms and subject to the conditions described in the Prospectus, as further described in the section headed “Structure of the Global Offering – The Hong Kong Public Offering” in the Prospectus “Hong Kong Stock Exchange” The Stock Exchange of Hong Kong Limited “Ichiban Kuji” one of the categories of products sold under the TOP TOY brand that mostly feature manga characters and that are typically sold by lottery “IFRS(s)” the International Financial Reporting Standards, as issued from time to time by the International Accounting Standards Board “Independent Third Party(ies)” any entity or person who is not a connected person of our Company or an associate of such person within the meaning ascribed to it under the Listing Rules “International Offering” the conditional placing of the International Offer Shares at the International Offer Price pursuant to the shelf registration statement on Form F-3ASR that was filed with the SEC and became effective on March 31, 2022, and subject to the terms and conditions of the International Underwriting Agreement “IP” intellectual property “Latest Practicable Date” February 28, 2023 “Listing” the listing of the Shares on the Main Board of the Hong Kong Stock Exchange

INTERIM REPORT 2023 ˘ MINISO 73 Definitions “Listing Date” July 13, 2022, on which the Shares are to be listed and on which dealings in the Shares are to be first permitted to take place on the Hong Kong Stock Exchange “Listing Rules” the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time “Main Board” the stock exchange (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange “Mini Investment Limited” Mini Investment Limited, a limited liability company incorporated under the laws of BVI on November 26, 2019 “MINISO Retail Partner” franchisee under our MINISO Retail Partner model, a franchise-like store model with chain store characteristics, where the franchisee bears the store opening capital expenditure and store operating expenses to join our “MINISO” or “TOP TOY” branded retail store franchise “MINISO store” any of the stores operated under the “MINISO” brand name, including those directly operated by us, those operated under the MINISO Retail Partner model, and those operated under the distributor model “Model Code” the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules “Mr. Ye” Mr. Guofu Ye, an executive Director, chairman of our Board, the chief executive officer of our Company, the founder of our Group, a Controlling Shareholder and an Authorised Representative of our Company “Ms. Yang” Ms. Yunyun Yang, spouse of Mr. Ye and a Controlling Shareholder of our Company “Nominating and Corporate Governance Committee” the nominating and corporate governance committee of the Board “NYSE” the New York Stock Exchange “O2O” online to offline, a business strategy that draws potential customers from online channels to make purchases in physical stores “Prospectus” the prospectus of the Company dated June 30, 2022 “Reporting Period” the six months ended December 31, 2022 “RMB” or “Renminbi” Renminbi, the lawful currency of China “SEC” the Securities and Exchange Commission of the United States

MINISO ˘ 74 INTERIM REPORT 2023 Definitions “second-tier cities” mainly include capital cities of provinces and autonomous regions, centrally-administered municipalities, and other cities of China that the Company considers to have a similar level of development potential “SFO” or “Securities and Futures Ordinance” Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time “Share(s)” the ordinary shares of US$0.00001 each in the share capital of the Company “Shareholder(s)” holder(s) of our Share(s) “SKU” stock keeping unit, a unique identifier for each distinct product and service that can be purchased “subsidiary” or “subsidiaries” has the meaning ascribed to it in section 15 of the Companies Ordinance “third- or lower-tier cities” cities other than first- and second-tier cities in China “TOP TOY store” any store operated under the “TOP TOY” brand name, including those directly operated by us and those operated under the MINISO Retail Partner model “United States” or “US” United States of America, its territories, its possessions and all areas subject to its jurisdiction “US$” or “U.S. dollars” United States dollars, the lawful currency of the United States “%” per cent